As filed with the Securities and Exchange Commission June 26, 2003.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

KH FUNDING COMPANY

(Exact name of registrant as specified in its charter)

State of Maryland	6162	52-1886133
(state or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

10801 Lockwood Drive, Suite 370

Silver Spring, Maryland 20901

(301) 592-8100

(address and telephone number of principal executive office)

Robert L. Harris, President

10801 Lockwood Drive, Suite 370

Silver Spring, Maryland 20901

(301) 592-8100

(name, address and telephone number of agent for service)

with copies to:

George S. Lawler, Esquire

Sonia Galindo, Esquire

Whiteford, Taylor & Preston L.L.P.

210 W. Pennsylvania Avenue, Suite 400

Towson, Maryland 21204

(410) 832-2040

Approximate date of commencement of proposed sale to public:  as soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Type of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee

Series 3 Senior Secured Investment Debt Securities	$30,000,000	—	$30,000,000	$2427
Series 4 Subordinated Unsecured Investment Debt Securities	$10,000,000	—	$10,000,000	$809

(1)	Estimated pursuant to Rule 457 solely for purposes of determining the registration fee.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATES OR DATE AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT THEREAFTER BECOMES EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information contained in this Prospectus is incomplete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED: [                ], 2003

PROSPECTUS

KH FUNDING COMPANY

$30,000,000	$10,000,000
Series 3 Senior Secured Investment Debt Securities	Series 4 Subordinated Unsecured Investment Debt Securities

Initial Public Offering

KH Funding Company is a licensed mortgage lender in the state of Maryland. It provides direct lending services in the Washington, DC metropolitan area, primarily to small businesses and individuals, and purchases loans nationwide from brokers and other lenders. Our services include originating, buying and selling loans, and servicing the loans in our portfolio.

We are selling up to $30,000,000 in aggregate principal amount of Series 3 Senior Secured Investment Debt Securities and up to $10,000,000 in aggregate principal amount of Series 4 Subordinated Unsecured Investment Debt Securities described in this Prospectus. There is no minimum amount of Notes that must be sold and proceeds will not be returned to investors if we sell less than all of the $40,000,000 of Notes being offered. The proceeds from the sale of any Notes will be paid directly to us for our immediate use. No escrow accounts will be utilized.

The Series 3 Senior Secured Investment Debt Securities will be sold as either Demand Notes or Fixed Term Notes under the following terms:

Demand Notes:	Demand Period*	Annual Variable Interest Rate**
One Day Demand Notes	One day***	3.50%
Thirty Day Demand Notes	Thirty days	4.00%

Fixed Term Notes:	Maturity	Fixed Annual Interest Rate ****
One Year Fixed Term Notes	One year from date of issuance	5.00%
Three Year Fixed Term Notes	Three years from the date of issuance	5.70%
Five Year Fixed Term Notes	Five years from the date of issuance	6.20%

The Series 4 Subordinated Unsecured Investment Debt Securities will be sold as Fixed Term Notes under the following terms:

Fixed Term Notes:	Maturity	Fixed Annual Interest Rate ****
One Year Fixed Term Notes	One year from date of issuance	6.00%
Three Year Fixed Term Notes	Three years from the date of issuance	7.00%
Five Year Fixed Term Notes	Five years from the date of issuance	8.00%

*	The demand period is the number of days in advance you must notify us of your intent to redeem all or part of your Note.
**	The Interest Rate may be adjusted from time-to-time by the Issuer while the Note is outstanding.
***	The holders of one day demand notes have the option of being provided a free checking account to access their funds, subject to certain restrictions.
****	Interest Rate will be fixed at time Note is issued based upon the current rates above or as indicated in a Supplement hereto.

The Series 3 Senior Secured Investment Debt Securities, referred to herein as the Series 3 Notes, and the Series 4 Subordinated Unsecured Investment Debt Securities, referred to herein as the Series 4 Notes, and collectively as the Notes, will be issued by KH Funding Company, referred to herein as KH Funding, which prior to this offering has not been a public reporting company. We are not a bank or depository financial institution and the Notes will not be insured against loss by the FDIC or any governmental or private agency. The Series 4 Notes will be unsecured obligations of KH Funding, and will be subordinate to the Series 3 Notes and any other senior indebtedness we may incur. We do not expect any trading market to develop for the Notes. There is no minimum amount of Notes offered that need be sold and no escrow account. The Notes will be sold on a best efforts basis, with no guarantee that we will sell any of the Notes. This offering is not underwritten and no broker dealers are involved in the sale of these Notes. The Notes will only be offered by directors, officers, and selected employees who will not be compensated for such services. Proceeds received for the subscriptions for the Notes will be placed directly into our general operating account for our immediate use. This offering will terminate one year after the effective date of this Prospectus.

Investing in KH Funding involves certain risks. See “Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                     , 2003

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

We make “forward-looking statements” throughout this registration statement. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, and other similar statements), you must remember that our expectations may not be correct, even though we believe they are reasonable. We do not guarantee that the transactions and events described in this registration statement will happen as described (or that they will happen at all). You should read this registration statement completely and with the understanding that actual future results may be materially different from what we expect. We will not update these forward-looking statements, even though our situation may change in the future. Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties including but not limited to:

•	the significant considerations discussed in this registration statement;

•	risks associated with the effect of economic conditions;

•	risks associated with retaining our existing clients and attracting new clients;

•	the impact of competition on us;

•	a large amount of our clients are small businesses or individuals;

•	risks associated with the terms of our lending contracts;

•	our dependence on senior management and an experienced workforce;

•	the impact of legislation and regulation;

•	restrictions imposed by the terms and amount of our indebtedness;

•	our ability to pay principal and interest to redeem the Notes; and

•	the absence of a public market for the Notes.

You should read carefully the section of this Prospectus under the heading “Risk Factors” beginning on page 4. We assume no responsibility for updating forward-looking information contained in this Prospectus.

i

PROSPECTUS SUMMARY

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND NOTES CONTAINED IN THIS PROSPECTUS. EACH INVESTOR IS URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY PRIOR TO MAKING AN INVESTMENT DECISION IN THE OFFERED SECURITIES.

KH Funding Company

KH Funding Company is in its thirteenth year of operation. We operated as a general partnership from our founding in December 1990 until we were incorporated under the laws of the State of Maryland on June 24, 1994.

For investors, our investment banking services include the sale and issuance of fixed and variable-rate corporate notes. Holders of our corporate notes are provided monthly statements that track the transactions under the note, such as interest earned, partial or whole redemptions, additions to principal, and the beginning and ending balance for each statement period. The note holders are annually provided IRS Form 1099’s (Interest Earned). We are an approved retirement account trustee and will accept and administer purchases of our corporate notes for IRA and SEP accounts.

For borrowers, our mortgage services include the direct lending of short and medium-term loans to investment property owners and small businesses, primarily in the Washington, DC metropolitan area. We specialize in loans that allow a borrower to buy, fix-up and sell investment properties. We also provide lines-of-credit and fixed-term loans to many small businesses where we also have real estate as additional collateral for each loan. Our services include originating, buying and selling loans and servicing the loans in our portfolio.

In addition to the direct origination of loans described above, we also buy closed loans from brokers and other lenders. We currently own loans in 31 states. Most of the loans purchased under this program are long-term mortgages provided by sellers of real estate to a buyer, where the buyer makes a small down payment and the seller originates a first and second trust for the buyer. We will buy the first trust and normally the seller will continue to hold the second trust. Because of the nature of each transaction the interest rates for these loans are higher than on most conventional mortgages. What normally happens with these loans is that within two or three years the loan is paid off because the borrower is able to refinance at a lower cost after having paid timely on the loan.

How to Contact Us

Our offices are located at 10801 Lockwood Drive, Suite 370, Silver Spring, Maryland 20901. Our telephone number is (301) 592-8100. Your may access our web site at “www.khfunding.com”. Information on our web site is not intended to be incorporated into this Prospectus.

Summary of the Terms of the Offering

Securities

Series 3 Senior Secured Investment Debt Securities, or Series 3 Notes, in the form of Fixed Term Notes and Demand Notes.

Series 4 Subordinated Unsecured Investment Debt Securities, or Series 4 Notes, in the form of Fixed Term Notes.

Amount	We may issue up to $30,000,000 in aggregate principal amount of Series 3 Notes, and up to $10,000,000 in aggregate principal amount of Series 4 Notes.

Accounts	We will establish and maintain an account for your benefit. The transactions for your account, including withdrawals, additions and interest postings, will be reflected on an account statement that will be mailed to you on a monthly basis (quarterly for IRA accounts).

Interest Rates

The Series 3 Notes One Year Fixed Term Notes, Three Year Fixed Term Notes and Five Year Fixed Term Notes will have an annual interest rate fixed at the time of issuance with the initial interest rates being 5.00%, 5.70% and 6.20% respectively. We may change the interest rate periodically for future Fixed Term Notes to reflect market conditions by filing a supplement to this Prospectus. If we change the interest rate on any of the Fixed Term Notes, the interest rate on previously issued Fixed Term Notes issued prior to the date of the Prospectus supplement will not be affected.

The Series 3 Notes One Day and Thirty Day Demand Notes have a variable annual interest rate with the initial rates being 3.50% and 4.00% respectively. The interest rates for the Notes will be adjusted periodically by us in accordance with changes in market conditions by filing a supplement to this Prospectus.

The Series 4 Notes One Year Fixed Term Notes, Three Year Fixed Term Notes and Five Year Fixed Term Notes will have an annual interest rate fixed at the time of issuance with the initial interest rates being 6.00%, 7.00% and 8.00% respectively. We may change the interest rate periodically for future Fixed Term Notes to reflect market conditions by filing a supplement to this Prospectus. If we change the interest rate on any of the Fixed Term Notes, the interest rate on previously issued Fixed Term Notes issued prior to the date of the Prospectus supplement will not be affected.

Interest Compounding

The interest on all Notes is compounded daily. The effective annual yield, based upon the funds being invested for a continuous 365 days, is 3.56% and 4.08% for the Series 3 Notes One Day and Thirty Day Demand Notes, respectively, based upon the current rate, and 5.13%, 5.87% and 6.40%, for the Series 3 Notes One Year Fixed Term Notes, Three Year Fixed Term Notes and Five Year Fixed Term Notes, respectively, based upon the current rate.

The effective annual yield, based upon the funds being invested for a continuous 365 days, is 6.18%, 7.25% and 8.33%, for the Series 4 Notes One Year Fixed Term Notes, Three Year Fixed Term Notes and Five Year Fixed Term Notes, respectively, based upon the current rate.

Interest Payments	You may elect to receive interest payments monthly, quarterly, semi-annually or annually. You may also elect for the interest to be accrued and added to the balance of your account.

Principal Payments	We will pay the principal amount of each Fixed Term Note upon maturity and each Demand Note upon demand after the expiration of the respective demand period. You may redeem the outstanding principal of your Fixed Term Notes at any time subject to a penalty.

Mandatory Call by Company	We may prepay the outstanding principal amount of your Fixed Term Notes and Demand Notes at any time without penalty or premium.

Redemption by Holders	You may redeem all or some of the outstanding principal and accrued but unpaid interest balance of your Fixed Term Notes at any time in whole or in part subject to a penalty of three months interest earnings for One Year Fixed Term Notes and two months interest earnings for each year in advance of maturity that the redemption occurs for Three Year Fixed Term Notes and Five Year Fixed Term Notes. The penalty for early redemption will be calculated based on the then applicable interest rate and the amount to be redeemed. KH Funding shall fund early redemption requests upon ninety (90) days advance notice.

Collateral

The Series 3 Notes will be secured by all assets of KH Funding Company, including, without limitation, all accounts, chattel paper, documents, equipment, general intangibles (including payment intangibles, trademarks, patents, copyrights, tax refunds), goods, instruments (including promissory notes), inventory, investment property, letter-of-credit rights, and supporting obligations, wherever located, as now or hereafter existing, arising or acquired, and all proceeds (including insurance proceeds) and products of the foregoing, and will rank senior to all unsecured and subordinated indebtedness of KH Funding Company.

The Series 4 Notes will be unsecured and will rank junior to the Series 3 Notes and on a parity with all other unsecured and subordinated indebtedness of KH Funding Company.

Use of Proceeds	We currently intend to use the proceeds from the sale of the Notes to purchase loans, generally at a discount, from brokers, banks and other lenders and to redeem existing notes or Notes sold under this offering that come due during the period of this offering.

Plan of Distribution	We will sell the Notes on a continuous basis, without the services of underwriters or broker-dealers, to the public in certain states.

Sale and Clearance	The Notes are issued in book-entry only form and clear through Wells Fargo Minnesota, National Association. We do not intend to issue the Notes in certificated form.

Risk Factors	Purchasing the Notes involves certain risks. You should carefully review the risks described in this Prospectus and beginning on page 4 under the heading “Risk Factors”.

RISK FACTORS

Your investment in the Notes involves certain risks. In addition to the other information in this Prospectus, you should carefully consider the risks described below and all the information contained in this Prospectus before deciding whether to purchase any of the Notes.

Risks Related to the Notes and the Offering

The Notes are not insured against loss by the FDIC or any governmental agency, and the sole source of repayment is KH Funding. Because of this you could lose your entire investment.

Neither the FDIC nor any other governmental or private agency insures the Notes offered by this Prospectus. The redemption of the Notes is dependent solely upon sources such as our earnings, our working capital and other sources of funds, including proceeds from the continuing sale of debt. If these sources of redemption are inadequate, you could lose your entire investment.

Since we do not set aside funds to redeem the Notes offered, you must rely on our revenues from operations and other sources for redemption. If our sources of redemption are not adequate, we may be unable to redeem the Notes at maturity and you could lose all or a part of your investment.

We do not contribute funds on a regular basis to a separate account, commonly known as a sinking fund, to redeem the Notes upon maturity. Because funds are not set aside periodically for the redemption of the Notes over their term, holders of the Notes must rely on our revenues from operations and other sources for redemption. To the extent revenues from operations and other debt financings are not sufficient to redeem the debt, holders may lose all or a part of their investment. Our ability to repay the Notes at maturity may depend, in part, on our ability to raise new funds through the sale of additional Notes.

We may incur substantially more debt from this offering and our increased indebtedness could adversely affect our financial condition.

Our indebtedness could have important consequences to you. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to obtain additional financing;

•	require the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures and other general corporate purposes;

•	increase our vulnerability to interest rate increases if future debt must be incurred at higher rates of interest than currently exist;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry;

•	place us at a competitive disadvantage relative to competitors with less debt; and

•	make it difficult or impossible for us to pay the principal amount of the Notes at maturity, thereby causing an event of default under the indenture.

We may incur substantial additional debt in the future. The terms of these Notes will not prohibit us from doing so. If new debt is added to our current levels, the related risks described above could intensify.

Our One-Day Demand Notes with checking account privileges allow those investors to redeem their investment without advance notice to KH Funding and this could increase the volatility of our cash position from time-to-time.

The holders of One-Day Demand Notes are given the option to withdraw funds by providing one-day advance notice to KH Funding of their redemption request, or through the use of a checking account provided to the investor by KH Funding. The checking accounts are provided through Bank of America and other local banks. This privilege necessitates that we keep adequate cash reserves available to accommodate immediate redemption requests. This could cause the company to suffer severe cash fluctuations that we cannot control adequately if our programs for handling such fluctuations prove inadequate.

Since the Series 4 Notes are unsecured and second in right of repayment to the Series 3 Senior Secured Notes and any other senior debt we may incur, in the event of insolvency, holders of the Series 4 Notes would be repaid only if funds remain after the repayment of any senior debt we may have at the time.

The Series 4 Notes offered by this Prospectus will be subordinated, or second in right of repayment, to the Series 3 Notes and any other senior debt we may incur. As of the date of this offering, we have no senior debt. However, we may have up to $30,000,000 of senior debt from this offering and there is no limitation on the amount of senior debt we can incur. Senior debt includes any indebtedness incurred in connection with our borrowings from a bank, trust company, insurance company, or from any other institutional lender. These borrowings do not have to be specifically designated as “senior debt.” If we were to become insolvent, our senior debt would have to be paid in full prior to payment of Series 4 Notes in our liquidation. As a result, there may not be adequate funds remaining to pay the principal and interest on the Series 4 Notes.

If the Notes are characterized as equity instead of debt, it could have an adverse effect on you.

We believe the Notes are structured in such a way as to constitute debt. Based on current federal tax laws and various aspects of our company and the Notes, including the fact that securities senior to the Series 4 Notes can be issued without substantial limitation, there is a possibility that the IRS could challenge our characterization of the Notes as debt and deem the Notes to be equity. If the Notes were characterized as equity, upon any liquidation of KH Funding, you would receive a lower priority in any distribution of our assets than you would if the Notes are deemed to constitute debt. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding.

We are not required to sell a minimum amount of Notes.

There is no minimum amount of Notes that we have to sell before issuing any Notes and using the proceeds from those sales. There is no minimum amount of Notes that we have to sell before terminating the offering. The Notes are being sold without the services of an underwriter or broker-dealer and we may not be able to sell the entire $40,000,000 in Notes we are offering in this Prospectus. If we are unable to sell a sufficient amount of Notes, we may have insufficient funds to successfully implement our projected growth strategy.

There is no trading market for the Notes and you cannot be sure that an active trading market will develop.

There is no established trading market for the Notes. There can be no assurance that a market for the Notes will develop. Furthermore, if a market were to develop, the market price for the Notes may be adversely affected by changes in our financial performance, changes in the overall market for similar securities and performance or prospects for companies in our industry.

Since our management has broad discretion over how to use the proceeds from the offering, they could use the proceeds in a manner contrary to the best interests of investors.

Our management will have broad discretion in determining how the proceeds of the offering will be used. As a result, management could use the funds in a manner contrary to the best interest of investors.

We may redeem your Notes prior to their maturity and at a time when you cannot reinvest them with a yield comparable to the yield of the Notes.

We have never redeemed Notes prior to their maturity, but reserve the right to do so. If future interest rates decline, our ability to redeem the Notes may limit your ability to realize any enhancement in the value of the Notes that would result from the lower interest rates generally existing in the market. You may not be able to reinvest the redemption proceeds at yields equal to or exceeding the yields on the Notes. As a result, yields on any such reinvestments may be lower than the yields that could have been realized on the Notes.

You will be charged a penalty if you redeem your fixed term Notes prior to their maturity date.

If you redeem the outstanding principal and accrued but unpaid interest balance on your Fixed Term Notes at any time in whole or in part you will be subject to a penalty of three months interest earnings for One Year Fixed Term Notes and two months interest earnings for each year in advance of maturity that the redemption occurs for Three Year Fixed Term Notes and Five Year Fixed Term Notes. The penalty for early redemption will be calculated based on the interest rate applicable to your Note and the amount to be redeemed. KH Funding shall fund early redemption requests upon ninety (90) days advance notice.

Risk Related to Business

Our assessment of the quality of loans we acquire may be inaccurate which could adversely affect our profitability.

Before we purchase or originate loans, we perform an evaluation of the loans in order to determine whether they are eligible for our portfolio. There is no guarantee that the initial analysis of the loans will reflect actual future results which, if unfavorable, could adversely affect our profitability.

If all of the remedies for recovering a defaulted loan that we own are inadequate, it could have a materially adverse effect on our financial results.

We may fail to collect funds from originated and acquired loans. Our ability to fully recover amounts due under the originated and acquired loans may be adversely affected by, among other things:

•	the financial failure of the borrowers;

•	the purchase of fraudulent loans;

•	misrepresentations by a broker, bank or other lender;

•	third-party disputes; and

•	third-party claims with respect to security interests.

Any of these events could require us to seek enforcement of a borrower’s guarantee, which could prove to be inadequate to fully collect the loans. Therefore, we cannot assure you that we will not experience losses on acquired or originated loans in the future. These potential future losses may be significant, may vary from current estimates or historical results and could exceed the amount of the balance budgeted to our loan losses. We do not maintain insurance covering such losses. In addition, the amount of provisions for loan losses may be either greater or less than actual future write-offs of the loans relating to these provisions. Any of these events could have a materially adverse effect on our business.

To maintain cash flow or to reduce investment risk, we sell partial interests (participation interests) in some of our loans to a local bank. The terms of the participation sales could materially adversely affect us.

We made an agreement with a local bank to participate in loans with a combined current balance of approximately $1,072,330 as of March 31, 2003. The bank’s participation ranges from 70% to 90% of the loan balance. Each party funds their portion of the loan at settlement, or the bank provides its portion after loan closing. We service the loans without compensation and remit the portion of the monies collected to the participant monthly. In the past, some of the participation agreements provided that in the event of a payment default for 90 days, the participant bank has the right to request us to repurchase the participant’s principal interest in the loan upon 30 days advance notice. Additionally, as a part of these agreements, we subordinate our position to the bank allowing them to be first out in most of the agreements in exchange for the bank accepting an interest rate lower than the loan rate. If any or all of these loans default our obligation to repurchase the bank’s principal interest in the loans could have a material adverse effect on our cash flow. There is one loan with the participant where we have parity and the participant’s interest is $427,269; there are three loans where we have a repurchase obligation in the event of a default and the participant’s interest is $188,413; and these are three loans where we are last out and the participant’s interest is $456,548.

Our	lack of diversified operations and investments increases our exposure to risk of loss.

Primarily our operations consist of, and our income is derived from, investing in mortgage loans that we purchase from brokers, banks and other lenders and making loans to small businesses and individuals. In addition, we invest excess cash in investment grade debt securities issued by financial companies that we hold for liquidity and investment purposes. Further, we hold as investments many of the properties on which we foreclose. Most of these properties are held as rental investments. This lack of diversification, of investing only in loans, and to a lesser degree in bonds and real estate, increases our exposure to the risk of loss if a substantial number of loans become uncollectible. This increases the risk that uncollectible loans could materially affect our financial results.

Our future operating results may fluctuate significantly, which could adversely affect us.

You should not rely on our historical results as an indication of our future performance. If our quarterly operating results do not meet the expectations of our investors, the market price of our securities will likely decline. Our future results may fluctuate as a result of many factors, some of which are outside our control, including:

•	legal and regulatory developments that may adversely affect our ability to purchase or originate loans;

•	the timing, introduction and commercialization of our new products and services; and

•	the operating costs and capital expenditures related to the expansion of our business operations and infrastructure, including the retention of key personnel, the addition of new employees and the acquisition and integration of new loan portfolios.

Terrorist attacks in the United States may cause disruption in our business and operations and other attacks or acts of war may adversely affect the markets in which we operate, our profitability and our ability to redeem our Notes.

Recent terrorists’ attacks in the United States have caused major instability in the U.S. financial markets. These attacks and any response on behalf of the U.S. Government may lead to armed hostilities or to further acts of terrorism in the United States which may cause a further decline in the financial market and may contribute to a further decline in economic conditions. These events may cause disruption in our business and operations including reductions in demand for our debt securities, increases in delinquencies and credit losses in our managed loan portfolio, changes in historical redemption patterns and declines in real estate collateral values. To the extent we experience an economic downturn, unusual economic patterns and unprecedented behaviors in financial markets, these developments may affect our ability to originate loans at profitable interest rates, to price future loan portfolios profitably and to effectively hedge our loan portfolio against market interest rate changes.

Should these disruptions and unusual activities occur, our profitability and cash flow could be reduced and our ability to make principal and interest payments on our debt securities could be impaired.

A change in market interest rates may result in a reduction in our profits and impair our ability to repay the Notes.

Rapid changes, either upward or downward, in interest rates may adversely affect our profits. Any future rise in interest rates may:

•	reduce customer demand for our products;

•	widen investor spread requirements;

•	increase our cost of funds;

•	reduce the spread between the rate of interest we receive on loans and interest rates we must pay under our outstanding debt securities;

•	reduce the profit we will realize in sales of loans; and

•	limit our access to borrowings in the capital markets.

We are subject to risks associated with decreases in interest rates to the extent that we have issued fixed rate debt securities with scheduled maturities of over one year. At March 31, 2003, we had $9.40 million of debt securities with scheduled maturities greater than one year. If market interest rates decrease in the future, the rates paid on our long term debt securities could exceed the current market rate paid for similar instruments which could result in a reduction in our profitability which could impair our ability to redeem the debt securities.

If we are not able to sustain the levels of loan originations that we experienced in the past, our future profits may be reduced and our ability to redeem the Notes may be impaired.

It is necessary for us to continue adding loans to our investment portfolio because we need to re-invest proceeds of loan payoffs as they are received. We will also need to invest in more mortgages as we grow in size. Our ability to sustain the level of loan originations needed depends upon a variety of factors outside our control, including:

•	interest rates;

•	economic conditions in our primary market area;

•	competition; and

•	regulatory restrictions.

In a rising interest rate environment, we would expect our ability to originate loans at interest rates that will maintain our current level of profitability will become more difficult compared to a falling or stable interest rate environment. If we are unable to sustain our levels of growth, our profits may be reduced and our ability to repay the debt securities upon maturity impaired.

If we are unable to continue to successfully implement our business strategy, our revenues may decrease which could impair our ability to redeem the Notes.

Our business strategy seeks to increase our loan volume through further development of existing markets while maintaining our customary origination fees, underwriting criteria, and the spread between loan interest rates and the interest rates we pay for capital. Implementation of this strategy will depend in large part on our ability to:

•	expand in markets with a sufficient concentration of borrowers who meet our underwriting criteria;

•	obtain adequate financing on favorable terms;

•	hire, train and retain skilled employees; and

•	successfully implement our marketing campaigns.

Our inability to achieve any or all of these factors could impair our ability to implement our business strategy and successfully leverage our fixed costs which could result in a reduction in our revenues and impair our ability to redeem the Notes.

Aggressive competition within our market may adversely affect our ability to attract and retain borrowers and lenders.

We compete with financial institutions and other entities that provide similar products and services. Our competitors include banks, securities firms, insurance companies, credit unions and other financial service providers. Many of our competitors have substantial financial strength, marketing capability and name recognition. In addition, changes and developments in technology and mass marketing have permitted larger companies to market loans and other products and services more aggressively to our target market of small business customers and individuals. We have observed an increase in the number of firms that are funding origination of small commercial loans. Many of these competitors may have greater financial and other resources than us and may have significantly lower cost of funds because they have greater access to significant deposits or the capital markets. Moreover, some of these competitors have significant cash reserves and can better fund shortfalls in collections that might have a more pronounced impact on companies such as ours. These advantages enable larger competitors to achieve greater economies of scale and operating efficiencies than we can realize. If we are unable to successfully compete with these companies, our business or future financial results could be adversely affected.

Environmental laws and regulations may restrict our ability to foreclose on loans secured by real estate or increase costs associated with those loans which could reduce our profitability and the funds available to repay the Notes.

Our ability to foreclose on the real estate collateralizing our loans may be limited by environmental laws which pertain primarily to commercial properties that require a current or previous owner or operator of real property to investigate and clean up hazardous or toxic substances or chemical releases on the property. In addition, the owner or operator may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and cleanup costs relating to the contaminated property. While we would not knowingly make a loan collateralized by real property that was contaminated, it is possible that the environmental contamination would not be discovered until after we had made the loan.

In addition to federal or state regulations, the owner or former owners of a contaminated site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property.

If we fail to comply with government regulations, it could result in the suspension or termination of our ability to conduct business.

Our operations may become subject to future federal and state laws and regulations relating to banking or lending operations. These regulations may:

•	require us to obtain and maintain additional licenses and qualifications

•	limit the interest rates, fees and other charges that we are allowed to collect;

•	limit or prescribe other terms of our loan arrangements with borrowers; or

•	subject us to potential claims, defenses and other obligations.

Although we believe that we are currently in compliance with statutes and regulations applicable to our business, there can be no assurance that we will be able to maintain compliance with existing or future governmental regulations. The failure to comply with any current or subsequently enacted statutes and regulations could result in the suspension or termination of our applicable laws and would have a materially adverse effect on us. Furthermore, the adoption of additional statutes and regulations, changes in the interpretation and enforcement of current statutes and regulations, or the expansion of our business into jurisdictions that have adopted more stringent regulatory requirements than those in which we currently conduct business could limit our activities in the future or significantly increase the cost of regulatory compliance.

Our business is dependent on our ability to grow internally.

Our growth strategy principally depends on our ability to increase our purchases of more liquid and marketable loans, to increase the number of loans in our portfolio and to attract capital for our loan acquisitions. This strategy depends, in part, on our ability to identify and acquire desirable loans and to attract additional capital. If we are unable to acquire suitable loans, or to attract banks to participate in our loans, or to attract additional capital, this could have a materially adverse effect on our business operations and financial condition.

We are dependent on our senior management team and, if we are not able to retain them, it could have a materially adverse effect on us.

We are dependent upon the continued services and experience of our senior management team, including Robert L. Harris, our Chief Executive Officer and President, Louise B. Sehman, our Chief Financial Officer, Secretary and Treasurer, James E. Parker, a Vice President, and Ronald L. Nicholson, a Vice President. We depend on the services of Messrs. Harris and Parker and Ms. Sehman and other members of our senior management team to, among other things, continue our growth strategies and maintain and develop our client relationships. We have no employment agreements with any of our employees. The loss of the services of any of our senior management or any of our other key employees would disrupt our operations and would delay our planned growth while we worked to replace those employees. We maintain “key person” life insurance on Robert L. Harris only. As a result, if any of our other key employees were to die or become unable to provide services for us, our operations would be disrupted and we would have no means of recovering any resulting losses. In addition, if Mr. Harris were to die or become unable to provide services for us, there is no assurance that the insurance proceeds would be sufficient to recover any resulting losses.

We owe some of our shareholders significant amounts. This might cause our Board of Directors to have a conflict of interest.

As of December 31, 2002, we owed some of our shareholders $6,163,393 under demand notes. Although the shareholders’ equity ownership encourages them to act in the best interests of all shareholders, circumstances could arise where the shareholders will be in a position of allocating available cash in a manner that may not be in the best interests of other shareholders. This could have a material adverse effect on our business, operating results and financial condition.

We do not have experience in managing a public company

Our management team has historically operated our business as a privately held company. In addition, our management team has no prior experience managing a public reporting company. If our management team cannot quickly adapt to managing KH Funding as a public reporting company, it could have a material adverse effect on our business, operating results and financial condition.

We may incur increased costs as a result of recently enacted and proposed changes in laws and regulations

Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules proposed by the SEC and by the Nasdaq Stock Market, could result in increased costs to us as we evaluate the implications of any new rules and respond to their requirements. The new rules could make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs.

USE OF PROCEEDS

If all of the Notes we are offering in this Prospectus are sold, we expect proceeds to total $40,000,000 before deducting offering expenses. We currently intend to use the proceeds received from the sale of the Notes in the following manner:

Total Proceeds:	$40,000,000	(1)	100.00%
Offering Expenses:	160,000	(1)	0.40%
Operations:
Note Redemptions	24,000,000	(2)	60.00%
Loan Acquisitions	15,840,000	(3)	39.60%

Total:	$40,000,000		100.00%

(1)	Estimated amounts.
(2)	We will use proceeds from this offering to redeem existing notes we issued prior to this offering and to redeem Notes under this offering that may come due during the offering period. Most of the redemptions come from the high turnover in the notes that have checking account withdrawal privileges (One-Day Demand Notes), and to a lesser degree from the Fixed Rate Notes.
(3)	We will purchase notes from brokers, banks and other lenders.

There is no minimum offering amount and we do not anticipate any material changes to our planned use of proceeds if we fail to achieve the maximum $40,000,000 offering amount. However, this described use of proceeds represents our present intention, which could change and could cause us to elect to use the proceeds for other purposes or in different allocations if there is a change in our capital requirements or business opportunities. Although this is not anticipated at present, we have the discretion to use the proceeds in any manner we deem appropriate.

Since we cannot predict the total principal amount of Notes that will be sold, or the amount of redemptions that will occur, we are unable to accurately forecast the total net proceeds generated by this offering. Therefore, the allocated amounts we used for the above stated planned use of proceeds are for illustrative purposes only.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

KH Funding Company’s primary business activities consist of originating, acquiring and servicing mortgage loans, and issuing interest-bearing debt securities to investors. KH Funding Company’s business operations are conducted solely from its headquarters in Silver Spring, Maryland.

KH Funding has over 300 investors who have purchased its corporate notes dating back to 1990. The note purchasers have been attracted primarily through word-of-mouth referrals. The proceeds from the sale of Notes will be used to make redemptions to existing noteholders (see the discussion and table in “Liquidity and Capital Resources”), as KH Funding is an issuer of short-term demand notes as well as fixed-year term notes, and for investment in real estate mortgage loans, business loans, investment grade debt securities and real property. We emphasize the direct origination of small commercial real estate mortgage loans and investment property residential mortgage loans. We purchase first and second trust residential loans nationwide from other lenders and banks.

Our net income depends largely upon our net interest income, which is the difference between interest income from loans and investments, referred to as interest-earning assets, and interest expense on investor notes and other borrowed funds, referred to as interest-bearing liabilities. Our net interest income is significantly affected by general economic conditions, policies established by regulatory authorities and competition.

Comparison of Financial Condition at March 31, 2003 and December 31, 2002

Assets.    Total assets increased $1.09 million, to $20.98 million at March 31, 2003, from $19.89 million at December 31, 2002. The size of the loan portfolio increased from $16.21 million to $17.22 million. A new category of investment, bonds held for investment issued by investment grade financial companies increased from $.80 million to $1.22 million.

Liabilities.    Total liabilities increased $1.13 million, to $20.05 million at March 31, 2003, from $18.92 million at December 31, 2002. Virtually all of the increase was in notes payable to investors, which increased to $18.60 million at March 31, 2003 from $17.48 million at December 31, 2002. The increase in one-day and thirty-day demand notes was nominal, but our core funds (longer, fixed-term notes) increased from $10.67 million to $11.55 million.

Comparison of Financial Condition at December 31, 2002 and 2001

Assets.    Total assets increased $4.87 million, to $19.89 million at December 31, 2002, from $15.02 million at December 31, 2001. The majority of the growth was in notes receivable (loans) and cash. The size of the loan portfolio increased to $16.13 million from $13.41 million and cash increased to $1.57 million from $.36 million during the same period. There were also $797,000 of bonds held for investment at the end of 2002, that are convertible to cash at market value, which fluctuates. Most of the loans added during 2002 were first trust loans that were originated by us or acquired from other lenders.

We began investing in short-term investment grade bonds during the period. This is because many of the notes we have issued are held by investors that have been provided with a checking account to access their funds (one-day demand notes with checking privileges) and this requires KH Funding to maintain a higher degree of liquidity than it has in the past. During the period our investments in bonds went from zero dollars to $797,000. We expect to substantially increase our investments in bonds with the proceeds from this offering, as we expect that more one-day Notes with checking privileges will be purchased. As core funds increase from the sale of our longer, fixed-term Notes, some of the bond investments will be converted into higher rate, liquid mortgages, as they are available. This will help us to continue maintaining liquidity but at a higher rate of earnings than we earn on the bonds.

Liabilities.    Total liabilities increased $4.68 million to $18.92 million in 2002 from $14.24 million in 2001. The increase was primarily in notes payable to investors. Most of the increase was in Five Year Fixed Term Notes, which increased to $7.40 million from $3.99 million.

Equity.    Total stockholders’ equity increased to $971,057 in 2002 from $780,112 in 2001. The increase was due primarily to the sale of 180,881 shares in 2002 for $2.50 per share. At the year ended December 31, 2002, the total capital of $971,057 represented 4.9% of total assets.

Comparison of Operating Results for Three Months Ended March 31, 2003 and March 31, 2002

The average yield earned on loans receivable was 10.40% in the three months ended March 31, 2003 from 11.37% in the three months ended March 31, 2002, due mainly to borrowers paying off some of the higher interest rate loans. The average rate paid on investor accounts declined to 6.26% in the three months ended March 31, 2003 from 6.57% in the three months ended March 31, 2002, due primarily to rollover by investors of maturing higher interest rate notes. Overall, the net margin on loan interest declined to 4.14% for the three months ended March 31, 2003, from 4.80% for the three months ended March 31, 2002. The net margin is at note rates and excludes fee income and expense.

Net Income.    Net income for the three months ended March 31, 2003 was $32,114, compared to $19,920 for the three months ended March 31, 2002. This increase was largely due to increased income from the bonds and real estate held for investment, which together were able to compensate for the decreased interest margin on loans receivable versus notes payable.

Interest Income.    Total interest income was $476,164 for the three months ended March 31, 2003, compared to $410,686 for the same period in 2002, an increase of $65,478. The additional income resulted from growth in the average amount of interest-earning assets between the two periods. The interest income includes point and fee income and interest earned on bank investments and securities.

Interest Expense.    Interest expense was $318,958 for the three months ended March 31, 2003, and $267,774 for the same period in 2002. The additional expense resulted from an increase in investor accounts, and loan participations, which are treated as financings, and the accompanying interest expense for the participants’ share. The interest expense includes fees paid for loan purchases.

Provision for Loan Losses.    We added $27,000 to our provision for loan losses during the three months ended March 31, 2003, compared to $18,000 for the three months ended March 31, 2002. No previously written-off loans were recovered during the first three months of 2003. The adequacy of the allowance is periodically reviewed and adjusted by management based upon past experience, the value of the underlying collateral for specific loans, known or inherent risks in the loan portfolio and current economic conditions. The loans in non-accrual status did not change during the quarter.

Non-Interest Income.    We had non-interest income of $31,726 during the three months ended March 31, 2003 and $15,472 for the same period in 2002. The non-interest income was mostly rental income from real estate owned and marketable securities (bonds).

Non-Interest (Operating) Expense.    We experienced a small increase in non-interest expense to $129,818 for the three months ended March 31, 2003 from $120,464 for the three months ended March 31, 2002. The major parts of the increase were for outside services, loan loss reserve and depreciation.

Income Taxes.    KH Funding Company is a Subchapter S corporation under the Internal Revenue code and accordingly no items appear for income taxes.

Comparison of Operating Results for Years ended December 31, 2002 and 2001

The average yield earned on loans receivable decreased to 11% in 2002 from 11.94% in 2001. The decrease was due largely to many of our borrowers paying off their loans early because they could refinance at a lower rate, and because we had to accept a lower average yield on the loans we acquired to replace the loans that were paid off.

The average rate paid on investor accounts decreased to 6.40% in 2002 from 7.86% in 2001. The net result was an increased interest margin, which was 4.60% for 2002 as compared to 4.08% in 2001. The net margin is at note rates and excludes fee income and expense.

Net Income.    Net income for the year ended December 31, 2002 was $29,076 compared to a net loss of $36,296 for the year ended December 31, 2001. The net income in 2002 and net loss in 2001 were the result of a declining interest rate environment and our maintaining too much cash in lower-yielding investments. The declining interest rate environment caused us to be paying too much on long-term corporate notes that had fixed rates above the current rates, and the turnover in our loan portfolio meant that we had to invest the proceeds from payoffs into lower-yielding replacement loans. We are reversing the effects of declining rates as our higher-cost notes mature and are rolled-over at a lower rate. Our program of investing in investment grade bonds issued by financial companies is increasing our immediate yield on excess funds that we hold in the bank. These bonds pay a higher yield than money market accounts and savings accounts and they can be converted into cash at anytime and at market rates, which fluctuate.

Interest Income.    Total interest income was $1.79 million in 2002 compared to $1.50 million in 2001. The additional income resulted from growth in the average amount of interest-earning assets. The decline in average yield earned on loans receivable was to 11.00% in 2002 from 11.94% in 2001. The interest income for all periods includes point and fee income and interest earned on bank investments.

Interest Expense.    Interest expense was $1.17 million in 2002, an increase from the $1.01 million for 2001. The additional expense resulted from an increase in investor accounts, and the introduction of loan participations, which are treated as financings. The average rate paid on investor accounts decreased to 6.40% in 2002 from 7.86% in 2001. The interest expense includes fees paid for loan purchases.

Provision for Loan Losses.    We added $144,165 to our provision for loan losses in 2002 and $158,000 in 2001. We recovered no previously written-off loans in 2002 and did recover $26,400 in 2001. At year-end our impaired assets were $193,395 for 2002 and $330,917 for 2001. Our provision for loan losses was $175,899 at the end of 2002 and $170,803 at the end of 2001.

Non-Interest Income.    We had non-interest income of $74,049 in 2002 and $64,601 in 2001. The non-interest income was mostly rental income from investment real estate owned. Also, in 2001 we had a gain on the sale of an equity investment (privately issued security) of $14,786.

Non-Interest (Operating) Expense.    We experienced an increase in non-interest expense to $516,431 in 2002 from $440,364 in 2001. The two biggest contributors to the increase were payroll, which increased $32,000, and a loss of $30,000 on the sale of a piece of real estate held for investment. To a lesser degree, increases in insurance, outside services and real estate held for investment expenses contributed to the increase in operating expenses.

Income Taxes.    KH Funding Company is a Subchapter S corporation under the Internal Revenue code and accordingly no items appear for income taxes.

Liquidity and Capital Resources

KH Funding Company’s primary sources of capital are the proceeds from the sale of securities to investors, principal and interest payments on loans, sales of participation interests in loans and rental income. While maturities and scheduled amortization of loans and investments are predictable sources of funds, the sale and redemption of investor notes and mortgage loan prepayments are greatly influenced by interest rate trends, economic conditions and competition. Our One Day Demand Notes cause a lot of turnover in our cash positions.

The table below illustrates the Sales of Notes versus Redemptions for the years indicated:

Year	Notes Sold	Notes Redeemed	Percentage
1998	$5,300,897	$1,431,853	27.01%
1999	$7,376,780	$5,455,205	73.95%
2000	$10,367,351	$10,661,308	102.84%
2001	$14,418,456	$11,280,177	78.23%
2002	$22,926,619	$18,681,654	81.47%

During the past few years, the combination of generally low interest rates on deposit products at commercial banks, the poor performance of the stock market and increasing referrals from customers have positioned KH Funding to experience solid growth in the number of new investors attracted to its investment products. Based on its monitoring of historic trends and its current pricing strategy for investor accounts, management believes KH Funding Company will retain a large portion of its existing investors and will experience a significant increase of funds from new investors in the future.

KH Funding Company’s most liquid assets are cash, marketable securities (bonds), and loans available for resale and participation. There is no category on the financial statements indicating loans held for resale or participation because KH Funding generally does not sell loans. However, KH Funding believes that all of its first trust loans that are performing could be sold within 90 days or less. At the end of 2002 KH Funding held $10,210,750 in first trust residential and commercial property loans that it believes could be sold in part, to a participant bank, or in whole, to other lenders, at or above par value. At the end of 2002 KH Funding held $5,087,998 in business line-of-credit loans and second trust loans which earn us higher yields than the first trust loans and can also be sold, although they generally take longer to sell and are normally sold at a discount.

Plan to Raise Additional Capital.    We intend to continue to expand our operations through future offerings of debt, sale of loan participation interests and sales of capital stock. We have raised capital in the past primarily through a direct retail approach, but in the future we intend to implement a more vigorous wholesale component to our approach of raising capital. This wholesale component could be added by employing various securities dealers to place our securities in future offerings.

We also expect that we will be able to attract more investors who are interested in our longer-term fixed rate notes. We are now offering trust services for IRA accounts through our Trust Services Department. We intend to expand these services and believe that IRA investors generally look for investments of a long-term nature.

Use of Capital Proceeds.    Capital received by us in prior years has been used to acquire new loans through direct origination. However, in the last five years we have purchased ever-larger portions of loans that have been added to our portfolio. The loans are purchased nationwide from brokers, banks and other lenders, usually at a discount, in wholesale bulk purchases. We will continue to expand this wholesale component of our operations and have it be a major part of our loan acquisition strategy.

We anticipate that our operations will shift to acquiring larger percentages of loans at the wholesale level. This increased wholesale component will enable us to expand our operations and increase our net profit with a limited amount of additional expense because we anticipate that no additional personnel and only a minimal expansion of our administrative functions will be needed to support an increased wholesale component.

We intend to use the additional funds generated by this offering to purchase more liquid, marketable loans and to increase the volume of loans we purchase. To increase our investment and portfolio activity, we plan to identify and utilize additional brokers, lenders and banks as sources for our loan acquisitions. We also intend to expand our program under which banks purchase participation interests in the loans we acquire.

Known Trends, Events or Uncertainties

Impact of Inflation and Interest Rates.    The financial statements of KH Funding and notes thereto, presented elsewhere herein, have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is generally to increase the value of underlying collateral for the loans made by KH Funding to its borrowers. Unlike typical industrial companies, nearly all the assets and liabilities of KH Funding are monetary in nature. As a result, interest rates have a greater impact on KH Funding’s performance than the effects of inflation generally.

OUR BUSINESS

Overview

KH Funding Company operated as a general partnership from our founding in December 1990 until we were incorporated under the laws of the State of Maryland on June 24, 1994. Our offices are located at 10801 Lockwood Drive, Suite 370, Silver Spring, Maryland 20901. Our telephone number is (301) 592-8100. You may access our web site at “www.khfunding.com”.

We purchase loans nationwide and are a licensed mortgage lender in the state of Maryland. We provide direct lending services in the Washington, DC metropolitan area, primarily to small businesses and individuals. Our services include originating, buying and selling loans and servicing our loan portfolio.

Operations

We operate from an office building in Silver Spring, Maryland. On a daily basis we perform the record keeping and administer the assets of KH Funding Company for the benefit of KH Funding’s shareholders and noteholders. This is done in the same way as a commercial bank administers its assets for the benefit of its shareholders and depositors.

Our assets of $20.99 million consist of cash, mortgage notes, real property and marketable securities. In the normal course of business we collect the income generated by the assets; receive funds from investors; handle the redemption of debentures; and maintain and track the receipts, disbursements and balances on escrow accounts established by the borrowers.

The following table sets forth certain information relating to KH Funding Company for the five years ended December 31, 2002, 2001, 2000, 1999, and 1998. The rate of earnings and cost of funds are derived by dividing interest income or interest expense by the average balance of notes receivable or notes payable, respectively, for the years shown. All categories are at note rates and exclude fee income and expense.

Year	Rate of Earnings	Cost of Funds	Margin
1998	13.72%	8.78%	4.94%
1999	12.71%	8.09%	4.62%
2000	11.96%	8.43%	3.53%
2001	11.94%	7.86%	4.08%
2002	11.00%	6.40%	4.60%

We experienced an increased margin in 2002, despite a 0.94% reduction in the average rate of earnings, because we were able to reduce our cost of funds by 1.46%. During 2003 we are seeing a decrease in our margin but it is being compensated for by our increased earnings on cash and an increase in rental income from real estate held for investment.

Our introduction of one-day demand notes with checking account access has helped us to lower our cost of funds because these notes earn below the average rate of interest on our investor accounts. Also helping to lower our cost of funds was the turnover in the one and three-year investor notes that matured in 2002. These have largely been reinvested in one, three and five-year notes that pay less interest to the investor than the investor was earning on the maturing note. The rates paid on our one-day and 30-day demand notes can be changed at any time.

Technology

KH Funding uses state-of-the-art software and hardware. We maintain an off-site secondary location that has full back-up operability with up-to-date information. We intend shortly to offer on-line access to our investors. Our loan software is commercially in use by over 300 other subscribers. Our investment account software was made to our specifications by a government contractor that does work for HUD.

Customer Service

We will continue to provide monthly statements and timely, personal service to our investors, which has always cultivated a good “word-of-mouth” referral system. In the near future, we intend to launch an internet access program for investors to view their account activity and balances over the internet. This program is still in the design and planning phase, but we are focusing our efforts and allocating resources to complete and implement the program. A launch date has not been set.

Business Strategy

Our business strategy is to grow and enhance our profitability by increasing our activity of investing in mortgage and business loans. The additional funds necessary to carry through with this strategy will be obtained through the sale of debentures, capital stock and interests in participation loans.

We intend to continue maintaining the high quality of our assets and our strict collection procedures for any problem assets. We expect to realize more operating efficiencies and cost controls as we invest the proceeds from this offering, as we do not expect significant additional personnel or facilities will be needed to handle the investing and administration of the increase in funds.

Market Area and Credit Risk Concentration.

Our lending activities are concentrated primarily in the Washington, DC and Baltimore, MD metropolitan areas. Approximately 70% of our loans are in this market. The remaining 30% of our loan portfolio is comprised of loans that we purchase nationwide from banks and other lenders. As of March 31, 2003, our average loan size was $62,000. Our larger loans, above $100,000, are made with a strong emphasis on collateral-based underwriting as opposed to credit scoring only or primarily.

Competition

KH Funding Company faces significant competition both in making loans and in attracting investor funds. Our competition for loans comes principally from commercial banks, mortgage banking companies, insurance companies and other financial service companies. Our competition for investor funds has historically come from competitors offering uninsured products, such as the mutual fund industry, securities and brokerage firms and insurance companies, as well as insured money market accounts and certificates of deposit at commercial banks.

We are finding that in making loans, and acquiring loans, more and larger institutions are becoming our competitors. This trend is not material at this point as there is a sufficient amount of quality product available from smaller lenders and banks that operate at our level. However, if this trend continues, it is possible that a larger institution that wants our assets could acquire us, or we could choose to align ourselves with a larger institution to enjoy a lower cost of funds.

We are confident going forward that we will continue to be able to attract investors to our investment products. Our daily and thirty-day liquidity products are competitively priced with other uninsured investments that have similar features such as checking withdrawal. Our one, three and five-year term investments are priced at a rate that is normally more than 200 basis points (2%) above insured investments for a similar term at commercial banks.

The holders of One-Day Demand Notes are provided checking accounts to access their funds. The holder may write a check against the account, which reduces the note balance. The holder may add to their investment by making deposits at the bank through which the checking accounts are provided.

Lending Activities

Our loan portfolio consists primarily of first and second trust loans that we have directly originated or acquired from other lenders. We also own several business line-of-credit and fixed-term loans that we have directly originated. A small portion of our portfolio contains loans for consumer purposes such as auto and personal loans, and a few loans secured by assets such as stock.

We rely on community contacts as well as referrals from existing customers, attorneys and real estate professionals to generate business within our lending area. In addition, we have developed a list of note brokers, banks and lenders nationwide that sell us closed loans.

We have developed underwriting policies to control the inherent risks in the origination and acquisition of loans. The policies address approval limits, loan-to-value ratios, appraisal requirements, debt service coverage ratios, loan concentration limits and other matters relevant to loan underwriting.

First Trust Lending.

Direct Origination.    We primarily originate first trust loans for investment (rented) residential real estate, and small commercial properties. We generally have a loan-to-value (ltv) of 80%, or less. Credit scores of the borrowers generally range in the mid 600’s. Because of the participation program we have with a bank, we have recently begun to make more first trust loans on owner-occupied real estate. With respect to the participation program loans, the first trust is at an 80% ltv, and we will also make a second trust on the same property that is up to 95% ltv. The majority of the loans are for medium or lower priced properties.

Acquired Loans.    The first trust loans we acquire nationwide are generally 90% ltv, or less, and the loans are made to sub-prime borrowers. The interest rates are usually 9.5% to 11.5%. The majority of these loans are for lower-priced properties.

Second Trust Lending.

Direct Origination.    The majority of our stand-alone, second trust loans, where we do not have a first trust on the property, are on owner-occupied properties and the borrowers are consolidating debts. The average ltv is up to 100%. The borrowers’ credit scores generally start at 580 and average in the low 600’s.

Acquired loans.    We limit the total ltv for these second trust loans to 100% . We used to purchase these loans with ltv’s of up to 125%. We discontinued purchasing loans with ltv’s over 100% in 2000. We also greatly curtailed buying stand-alone second trusts in 2000, as we would prefer to also own the first trust when a loan has a combined ltv of more than 90%. However, with a credit score in the low to mid 600’s, and up, we will still purchase stand-alone second trusts.

Business Lending.    We directly originate loans to small businesses. We do not acquire loans made to small businesses. Most of the loans we make are for businesses generating less than $1,000,000 in gross revenue. If the business owns real estate we will put a lien on the property(ies) owned by the business. If the business does not own real estate we will usually put a lien on the house of the owner(s) of the business. We like to extend credit facilities to a business only when the equity in the real estate we have liened does not exceed the loan amount. We are more collateral-sensitive when making business loans than we are “cash flow” sensitive. However, we do require that the borrower(s) have good credit and a reasonable ability to repay the loan. In the instances where a business has accounts receivable as a primary source of repayment we will put a lien on the accounts receivable.

Other Assets Lending.    Some of the loans in our portfolio are not secured by real estate or business assets. Automobiles and investor notes secure the majority of these loans. These loans are generally made to borrowers with whom we have a long-standing relationship.

Unsecured Lending.    Less than one percent of our loan portfolio contains unsecured loans. The majority of these loans are for small amounts, under $5,000, made to borrowers with whom we have a long-standing relationship, or borrowers referred to us by other customers. A few of these loans are to borrowers with whom we originally had a collateralized loan, but the collateral has been foreclosed upon.

The following table sets forth the composition of our loan portfolio by collateral type in dollar amounts for the periods indicated:

	Year Ended December 31,		Three Months Ended March 31, 2003
Loans By Collateral Type	2002	2001
Collateralized by First Trust Mortgages	$7,695,949	$6,920,722	$7,335,491
Collateralized by Business Assets	3,438,211	2,666,620	3,623,137
Collateralized by Investment Property	2,514,801	2,130,512	3,357,092
Other Assets (Auto, Stock)	631,167	733,431	637,955
Residential Real Estate Second Trust	1,649,787	386,056	1,423,476
Other Loans	196,994	569,599	188,736
Total Loans	$16,126,909	$13,406,940	$16,565,887

Loan Approval Procedures and Authority.    The Chief Executive Officer may approve any loan up to and including $500,000. The Chief Executive Officer and another member of our Board of Directors must approve all loans over $500,000.

The Company has no internal appraisers and as such it relies on independent appraisers to determine the value of collateral underlying a loan. For commercial property mortgage loans, in addition to an independent appraisal, we generally require an environmental site assessment to be performed. We also require title and hazard insurance on all first and second trust mortgage loans. In addition, we may require borrowers to make payments to a mortgage escrow account for the payment of property taxes.

Non-Performing Assets

Non-accrual loans include most loans 90 days or more past due, and other loans which have been identified by management as presenting uncertainty with respect to the collectible portion of interest or principal.

Loans are placed on non-accrual status either when reasonable doubt exists as to the full and timely collection of interest and principal, or when a loan becomes past due 90 days or more and there are no extraordinary circumstances indicating payments on the loan will continue.

Allowance for Loan Losses

We maintain an allowance for loan losses. Charges to loan loss expense, and recoveries of loans previously written-off, increase the allowance. Write-off of a loan decreases the allowance. The adequacy of the allowance is periodically reviewed and adjusted by management based upon past experience, the value of the underlying collateral for specific loans, known or inherent risks in the loan portfolio and current economic conditions.

The most common known risk in the loan portfolio is a non-performing or impaired loan (i.e., the loan is more than 90 days late and the possibility of collection is remote) or if KH Funding has specific knowledge or some other reason to consider a loan impaired, the impaired loan is carried as a “non-accrual” loan. Each loan carried as a non-accrual loan no longer earns interest. Collections on the loan reduce the balance of the impaired asset.

If the impaired asset begins performing again it is reclassified as a performing asset and will accrue interest retroactively from the last date interest had been previously accrued.

If the impaired asset is only partially recovered, or if after all legal remedies have been exhausted no recovery, or no additional recovery, is available, then the un-recoverable portion is written off against the loan loss allowance and the balance of the loan loss allowance is decreased by the amount of the loan being written-off.

Our historical loan loss experience:

Year	Total Loans	Write-Offs Net of Recoveries	Percent
1998	$6,122,243	$81,451	1.33%
1999	$9,363,949	$3,643	0.04%
2000	$9,611,228	$85,287	0.89%
2001	$13,406,940	$104,964	0.80%
2002	$16,126,909	$139,069	0.86%

Real Estate Owned

The real estate we own is generally acquired at foreclosure or through a deed-in-lieu of foreclosure. The more expensive properties on which we foreclose are sold as soon as possible. We will generally continue ownership of the lower and medium priced properties we acquire, and rent them out.

We currently own real estate in several states, including:

•	one rental property in Capitol Heights, Maryland

•	one rental property in Gainesville, Georgia

•	one rental property in Grand Prairie, Texas

•	three rental properties in Baltimore, Maryland

•	one property with a pending eviction held for rent or resale in Nacogdoches, Texas

•	one rental property in Schenectady, New York

•	six rental properties in Montgomery, Alabama

•	one rental property in Waco, Texas

Insurance

We maintain the following types of insurance for the benefit of KH Funding:

•	Bankers Bond: fidelity and theft coverage of $500,000

•	Mortgage Impairment: covers losses to properties when the main policy has expired

•	Property Damage-Vacant Properties: covers losses to properties immediately after we take title, if they are vacant

•	Liability Coverage-Vacant Properties: covers liability losses to individuals at vacant properties after we take title

•	Key Man Life: $2.7 million payable to KH Funding in the event of the death of Robert L. Harris

•	Key Man Disability: $12,000 per month payable for one year to KH Funding in the event of the disability of Robert L. Harris

•	Umbrella Liability: $2 million in excess liability coverage above any primary liability coverage that we maintain

•	Landlord Policies for Individual Rental Properties: basic insurance for rented properties

•	Health Insurance: maintained for the benefit of the employees

•	Business Owners Policy: comprehensive business and liability coverage

Personnel

At March 31, 2003, we had 4 full-time employees, 2 part-time employees and one independent contractor. We consider our relationships with our employees to be good.

Legal Proceedings

We are involved periodically in various claims and lawsuits that arise in connection with our financial services business. We believe that these routine legal proceedings, in the aggregate, are not material to our financial condition and results of operations.

MANAGEMENT

Directors and Executive Officers

The following is the name, age and position of each of our current directors and executive officers:

Name	Age	Position(s)
Robert L. Harris	53	Chief Executive Officer, President and Director
Louise B. Sehman	68	Chief Financial Officer, Secretary and Treasurer
James E. Parker	54	Vice President
Ronald L. Nicholson	48	Vice President
Jin S. Kim	54	Director
Jack H. Breskow	73	Director
Howard A. Wallach	67	Director
Dr. Mervyn Feldman	69	Director

ROBERT L. HARRIS was a founder of KH Funding Company in 1990 when he also began his service as Managing General Partner and then President. He has been the Chief Executive Officer and a Director of KH Funding since its incorporation in 1994. Prior to founding KH Funding, Mr. Harris owned and operated businesses and managed commercial and corporate real estate for various firms in Maryland. He attended the Citadel Military College and Montgomery College.

LOUISE B. SEHMAN joined KH Funding Company in 1992. She currently serves as the Chief Financial Officer, Secretary and Treasurer of KH Funding. Ms. Sehman was a payroll supervisor for a convenience store chain before joining us. She attended the University of Maryland.

JAMES E. PARKER joined KH Funding Company in 1997. He currently serves as the Vice President of Investor Relations and Trust Services. Mr. Parker was an assistant controller of a lumber and supply company before joining us. He earned a Bachelor of Science from the University of Maryland.

RONALD L. NICHOLSON joined KH Funding Company in 1996. He currently serves as the Vice President of Accounts and Loan Administration. Mr. Nicholson was an accounts receivable collections specialist for a construction firm before joining us.

JIN S. KIM has served as a director of KH Funding Company since its incorporation in 1994. Ms. Kim was also a founder of KH Funding. Ms. Kim has owned and managed investment real estate since 1981. She is licensed as a real estate appraiser in Maryland.

JACK H. BRESKOW has served as a director of KH Funding Company since its incorporation in 1994. Mr. Breskow is an executive officer of Jack H. Breskow and Associates, Ltd., which provides business, estate and financial planning services to its clients. He is a Certified Life Underwriter and Accredited Estate Planner.

HOWARD A. WALLACH has served as a director of KH Funding Company since its incorporation in 1994. Mr. Wallach has been a member of the New York Stock Exchange since 1971. He earned a Bachelor of Arts from the University of Miami and a Master of Business Administration from Columbia University.

DR. MERVYN FELDMAN has served as a director of KH Funding Company since 1998. Dr. Feldman maintains an active medical practice specializing in podiatry. He attended Wilson Teachers College and the Pennsylvania College of Podiatric Medicine.

We do not have employment agreements with any of our employees. We do not maintain director and officer insurance.

Board of Directors

We currently have five members of our Board of Directors, who are elected to annual terms and until their successors are elected and qualified. Executive officers are appointed by the Board of Directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors, officers or key employees.

Audit Committee.

The Audit Committee of the Board of Directors approves the selection of our independent accountants and interacts with our independent accountants to discuss questions about our financial reporting. In addition, the Audit Committee reviews the independence of our auditors, the scope and results of our audit and our annual operating results. The Audit Committee also considers the adequacy of our internal accounting procedures and reports to the Board of Directors with respect to our other auditing and accounting matters. The Audit Committee also reviews the fees to be paid to and the performance of our independent accountants. Currently, the members of the Audit Committee are Jin S. Kim, Jack H. Breskow, and Robert L. Harris.

Director Compensation.

The members of our board of directors receive no compensation for their services as directors. However, we do reimburse directors for reasonable travel expenses incurred by them to attend board meetings.

Stock Option Plans

Equity Compensation Plan

On January 16, 1998, our Board of Directors ratified and adopted the 1998 Incentive Stock Plan, which we refer to as our “equity compensation plan.” The equity compensation plan set aside 100,000 shares of our Common Stock for issuance pursuant to the exercise of incentive and non-qualified stock options to be awarded to our employees, officers and directors at the recommendation of the equity compensation plan’s administrator and subject to the approval of our Board of Directors. As of May 15, 2003, there were no incentive stock options outstanding under the equity compensation plan.

Plans Not Approved by Security Holders

From time to time, we have issued options or warrants to employees and non-employees (such as directors, consultants, advisors, vendors, customers, suppliers and lenders) in exchange for services or other consideration provided to us. These issuances have not been made pursuant to a formal policy or plan, but instead are issued with such terms and conditions as may be determined by our Board of Directors from time to time. Generally, our stockholders have not approved or disapproved these issuances. As of May 15, 2003, there were 398,939 stock options outstanding under these programs.

Executive Compensation.

The following table sets forth the compensation earned during the fiscal years ended December 31, 2002, 2001 and 2000 by our Chief Executive Officer and each of our other executive officers whose combined salary and bonus exceeded $100,000 during those years. We may refer to these officers as our named executive officers in other parts of this Prospectus. Other than the Chief Executive Officer, no named executive officer earned a total annual salary and bonus in excess of $100,000 during the last three completed fiscal years, therefore, the following table sets forth the certain compensation paid by us, including salary, bonus and certain other compensation to our Chief Executive Officer for fiscal years ended December 31, 2002, 2001 and 2000.

SUMMARY COMPENSATION

	Annual Compensation				Long-Term Compensation Securities Underlying Options
Name and Principal Position	Year	Salary	Bonus	Other
Robert L. Harris, Chief Executive Officer and President	2002	127,926	1,230	—	—
	2001	85,851	1,231	—	—
	2000	23,125	—	—	—

The following table contains information concerning the grant of stock options approved by KH Funding’s Board of Directors to the named executive officers in the Summary Compensation table above during the fiscal year ended December 31, 2002.

OPTION GRANTS IN LAST FISCAL YEAR

Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date
Robert L. Harris	100,000	100%	$2.00	9/10/2007

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES

The following table sets forth information with respect to the named executive officers in the Summary Compensation table above concerning the exercisability of options during the fiscal year ended December 31, 2002 and exercisable and unexercisable stock options held as of the end of fiscal year December 31, 2002. None of our named executive officers exercised options in the last fiscal year. The table below outlines the value, as of December 31, 2002, of options granted to our Chief Executive Officer to date that remain exercisable.

			Number of Securities Underlying Unexercised Options at FY-End (#)	Value of Unexercised In-the-Money Options at FY-End ($)
Name	Shares Acquired on Exercise	Value Realized ($)	Exercisable/ Unexercisable	Exercisable/ Unexercisable
Robert L. Harris	—	—	287,689/0	$575,378/0

CERTAIN TRANSACTIONS

The following are brief descriptions of transactions between us and any of our directors, executive officers or shareholders known to us to own beneficially more than 5% of our shares, or any member of the immediate family of any of those persons, or other entities in which such persons beneficially own more than 5%. We believe that each transaction with a related party was on terms as favorable as could have been obtained from an unrelated party.

KH Funding had 6 related party notes held by us and recorded as notes receivable on our balance sheet as of December 31, 2002, totaling $822,727, made by officers, shareholders and a company controlled by an officer; and 51 notes made by us and recorded as notes payable on our balance sheet totaling $6,163,393 that were held by shareholders. These were arms-length transactions in the ordinary course of business and on terms consistent with our third party lending and borrowing policies.

A loan receivable of $185,450, at an annual interest rate of 7%, is owed to us by Robert L. Harris. It is secured by 100,000 shares of his Common Stock of KH Funding.

During fiscal 2000, in exchange for a lower interest rate KH Funding issued options to purchase 50,000 shares of Common Stock at $2.00 per share and with a five year expiration, in connection with the issuance of a note payable to a shareholder.

Security Ownership of Principal Stockholders

The following table sets forth information with respect to the beneficial ownership of our Common Stock as of April 30, 2003 for:

•	each person who we know owns beneficially more than 5% of our Common Stock,

•	each executive officer,

•	each of our directors, and

•	all of our executive officers and directors as a group.

Unless otherwise noted below, and subject to applicable community property laws, to our knowledge, each person has sole voting and investment power over the shares shown as beneficially owned, except to the extent authority is shared by spouses under applicable law and except as set forth in the footnotes to the table.

The number of shares beneficially owned by each shareholder is determined under rules promulgated by the SEC. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of Common Stock deemed outstanding includes shares issuable upon exercise of options and warrants held by the respective person or group which may be exercised within 60 days after April 30, 2002. For purposes of calculating each person’s or group’s percentage ownership, stock options and warrants exercisable within 60 days after April 30, 2003 are included for that person or group but not the stock options and warrants of any other person or group.

Percentage of shares beneficially owned is based on 1,992,866 outstanding shares of our Common Stock as of April 30, 2003. An asterisk indicates ownership of less than 1%. Our Common Stock is privately held and there is no public trading market for our Common Stock. All addresses for the executive officers and directors are KH Funding’s address at 10801 Lockwood Drive, Suite 370, Silver Spring, Maryland 20901.

Beneficial ownership, as set forth in the regulations of the SEC, includes securities owned by or for the spouse, children or certain other relatives of such person as well as other securities as to which the person has or shares voting or investment power or has the right to acquire within 60 days after April 30, 2003. The same shares may be beneficially owned by more than one person. Beneficial ownership may be disclaimed as to certain of the securities.

Name and positions	Number of Shares(1)		Percent
Robert L. Harris, President, CEO and Director	752,689	(2)	37.8%
Jin S. Kim, Director	515,000		25.8%
Dr. Mervyn Feldman, Director	95,778	(3)	4.8%
Jack H. Breskow, Director	37,500	(4)	1.9%
Ronald L. Nicholson, Vice President	12,000	(5)	*
James E. Parker, Vice President	13,250	(6)	*
Louise B. Sehman, CFO, Secretary and Treasurer	6,000	(7)	*
All Directors and Executive Officers as a Group (7 persons)	1,432,217		71.9%

(1)

The securities “beneficially owned” by an individual are determined in accordance with the definition of “beneficial ownership” set forth in the regulations of the SEC. Accordingly, they may include securities owned by or for, among others, the spouse and/or minor children or the individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or has the right to acquire under outstanding stock options within 60 days after the date of this table. Beneficial ownership may be disclaimed as to certain of the securities.

(2)	Includes (i) 365,000 shares of Common Stock held directly, (ii) options to purchase 287,689 shares of Common Stock awarded pursuant to our stock option plans, which are currently exercisable and (iii) 100,000 shares of Common Stock held directly by Mr. Harris, but which secure a loan receivable of $185,450 owed to KH Funding.
(3)	Includes 28,000 shares of Common Stock held with his wife, Harriet Feldman, as tenants by the entirety.
(4)	Includes the following held by his wife, Eufrosene Brewskow: (i) 30,000 shares of Common Stock held directly and (ii) options to purchase 7,500 shares of Common Stock awarded pursuant to our stock option plans, which are currently exercisable.
(5)	Consists of options to purchase 12,000 shares of Common Stock awarded pursuant to our stock option plans, which are currently exercisable.
(6)	Consists of options to purchase 13,250 shares of Common Stock awarded pursuant to our stock option plans, which are currently exercisable.
(7)	Includes options to purchase 3,000 shares of Common Stock awarded pursuant to our stock option plans, which are currently exercisable.

DESCRIPTION OF THE NOTES

We are offering up to $30,000,000 in aggregate principal amount of Series 3 Senior Secured Investment Debt Securities in the form of Fixed Term Notes and Demand Notes and $10,000,000 in aggregate principal amount of Series 4 Subordinated Unsecured Investment Debt Securities in the form of Fixed Term Notes. The Fixed Term Notes have maturity dates of one year, three years and five years. The Demand Notes have demand periods of one day and thirty days. We will not establish a sinking fund for the payment of the Notes.

The Notes are being issued under an indenture with Wells Fargo Minnesota, National Association, serving as the trustee. The terms of the Notes include those terms stated in the indenture and those terms incorporated by reference to the Trust Indenture Act of 1939. The Notes are subject to all the terms and conditions of the indenture and the Trust Indenture Act of 1939. Please refer to the indenture and the Trust Indenture Act of 1939 for a complete description of the Notes. This summary is not complete and is qualified in its entirety by reference to the indenture.

The Series 3 Senior Secured Notes will be secured by all assets of KH Funding Company, including, without limitation, all accounts, chattel paper, documents, equipment, general intangibles (including payment intangibles, trademarks, patents, copyrights, tax refunds), goods, instruments (including promissory notes), inventory, investment property, letter-of-credit rights, and supporting obligations, wherever located, as now or hereafter existing, arising or acquired, and all proceeds (including insurance proceeds) and products of the foregoing, and will rank senior to all unsecured and subordinated indebtedness of KH Funding Company. The Series 4 Subordinated Unsecured Notes will be unsecured and will rank junior to the Series 3 Senior Secured Notes and on a parity with all other unsecured and subordinated indebtedness of KH Funding Company.

The Notes are issued in book-entry only form and clear through Wells Fargo Minnesota, National Association. We do not intend to issue the Notes in certificated form. The record of beneficial ownership of the Notes will be maintained and updated by us through the establishment and maintenance of accounts. You will receive periodic statements indicating any transactions or activity in your account. Each Note will be in denominations as may be designated from time to time by us but in no event will an original denomination be less than $5,000. This minimum amount may be increased or decreased by us in our sole discretion and we may accept a lesser amount from any investor.

The Series 3 Senior Secured One Year Fixed Term Notes, Three Year Fixed Term Notes and Five Year Fixed Term Notes will have an annual interest rate fixed at the time of issuance, with the initial interest rates being 5.00%, 5.70% and 6.20%, respectively. The Series 4 Subordinated Unsecured One Year Fixed Term Notes, Three Year Fixed Term Notes and Five Year Fixed Term Notes will have an annual interest rate fixed at the time of issuance, with the initial interest rates being 6.00%, 7.00% and 8.00%, respectively. We may change the interest rate prospectively for the Fixed Term Notes to reflect market conditions by filing a supplement to this Prospectus. If we change the interest rate on any of the Fixed Term Notes, the interest rate on associated Fixed Term Notes issued prior to the date of the Prospectus supplement will not be affected. The Series 3 Senior Secured One Day Demand Notes and the Thirty Day Demand Notes will have a variable annual interest rate, with the initial rates being 3.50% and 4.00%, respectively. The variable annual interest rates for the Demand Notes will be adjusted periodically by us in accordance with changes in market conditions by filing a supplement to this Prospectus.

We will give you a written notice mailed at least seven days prior to the maturity date of any Fixed Term Note held by you reminding you of the pending maturity of the Note. If we do not state our intention to repay the Note in such notice, you may choose to:

(i)	redeem the Note,

(ii)	extend the Note, or

(iii)	transition the Note into a new account.

If you do not choose one of these options, the Note will be automatically be extended as a Thirty Day Demand Note under the terms and provisions then applicable to our Thirty Day Demand Notes. If we give notice to you of our intention to repay a Note at maturity, no interest will accrue on the Note after the maturity date. Otherwise, if you choose to redeem the Note, we will pay interest on the Note during the period from the maturity date to the redemption date at the rate being paid on the Note immediately prior to its maturity.

Interest on the Notes will compound daily and you may choose to be paid interest monthly, quarterly, semi-annually or annually. Each Note will accrue interest at the specified interest rate for the Note and the interest will be payable on each interest payment date following the issue date for the Note until the principal balance of the Note becomes due and payable. Any installment of interest payable on a Note that is caused to be punctually paid or duly provided for by us on the applicable payment date will be paid to you:

(i)	by check mailed to your address as it appears in our register, or

(ii)	by crediting your account in an amount equal to the interest due on the balance of your account.

Each Fixed Term Note will have a stated maturity of principal. The principal of each Fixed Term Note will be paid in full no later than the maturity date thereof unless the term of the Note is extended or the Note becomes due and payable at an earlier date by acceleration, redemption or otherwise. Interest on your Note will be due and payable on each payment date at the interest rate applicable to your Note for the period related to the payment date. We will have the right to increase or decrease the interest rate paid on the Demand Notes at any time by filing a supplement to this Prospectus.

If you hold a Fixed Term Note, you may require us to redeem, in whole or in part subject to a penalty, the Fixed Term Note held by you by delivering to us an irrevocable redemption election or by executing a draft in a form provided by or approved by us. Upon receipt of your redemption election, we will designate a redemption date for your Note, which will be within ninety business days after we receive your redemption election. We will pay you a redemption price equal to your outstanding principal balance plus accrued but unpaid interest, less a penalty of three months interest earnings for One Year Fixed Term Notes and two months interest earnings for each year in advance of maturity that the redemption occurs for Three Year Fixed Term Notes and Five Year Fixed Term Notes, on the redemption date. No interest will accrue on a Note redeemed by you for any period of time after the redemption date and after we have tendered the redemption price to you.

If you hold a Demand Note, you may require us to redeem, in whole or in part, the Demand Note held by you by delivering to us an irrevocable redemption election or by executing a draft in a form provided by or approved by us. Upon receipt of your redemption election, we will designate a redemption date for your Note, which will be within one business day after our receipt of your redemption election for One Day Demand Notes and thirty calendar days after our receipt of your redemption election for Thirty Day Demand Notes. We will then pay to you a redemption price equal to your outstanding principal balance plus accrued but unpaid interest on the redemption date. No interest shall accrue on a Note redeemed by you for any period of time after the redemption date for and after we have tendered the redemption price to you.

The indenture provides that each of the following constitutes a default by us:

(i)	default in the payment of interest when due on the Notes and continuation of the default for thirty days (whether or not prohibited by the subordination provisions of the indenture);

(ii)	default in payment of principal when due on the Notes and continuation of the default for thirty days (whether or not prohibited by the subordination provisions of the indenture);

(iii)	failure by us to observe or perform any covenant, condition or agreement with respect to the liquidation, consolidation or merger or other disposition of substantially all of our assets (after notice and provided such default is not cured within sixty days after receipt of notice);

(iv)	failure by us to comply with certain other agreements and covenants of the indenture (after notice and provided such default is not cured within sixty days after receipt of notice); and

(v)	certain events of bankruptcy or insolvency.

If any event of default occurs and is continuing, the trustee or the holders of at least a majority of the principal amount of the outstanding Notes may declare the unpaid principal and any accrued interest of the Notes to be due and payable immediately. However, with respect to the Series 4 Subordinated Unsecured Notes, if any senior debt is outstanding, a declaration of this kind will not become effective until the earlier of:

(i)	five business days after receipt by representatives of any senior debt of such written notice of acceleration or

(ii)	the date of acceleration of any senior debt.

In the case of an event of default arising from certain events of bankruptcy or insolvency, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the indenture or the Notes except as provided in the indenture. Subject to certain limitations, holders of a majority of the principal amount of the Notes may direct the trustee in its exercise of any trust or power.

The holders of a majority of the aggregate principal amount of the Notes by notice to the trustee may, on behalf of the holders of all of the Notes, waive any existing default or event of default and its consequences under the indenture, except a continuing default or event of default in the payment of interest or principal on any Notes of non-consenting holders.

We are required to deliver to the trustee annually a statement regarding compliance with the indenture, and we are required upon becoming aware of any default by us to deliver to the trustee a statement specifying the default.

The indenture will terminate (except that certain obligations under the indenture will survive its termination) when all outstanding Notes have been paid in full and we have paid any other sums payable by us under the indenture. In addition, we may terminate all of our obligations under the indenture if:

(1)	we irrevocably deposit in trust with the trustee or at the option of the trustee, with a trustee reasonably satisfactory to the trustee and us under the terms of an irrevocable trust agreement that is satisfactory to the trustee, money or U.S. Government Obligations sufficient (as certified by an independent public accountant designated by us) to pay principal and interest on the Notes to maturity or redemption, as the case may be, and to pay all other sums payable by us under the indenture, provided that

(i)	the trustee of the irrevocable trust will have been irrevocably instructed to pay such money or the proceeds of such U.S. Government Obligations to the trustee, and

(ii)	the trustee will have been irrevocably instructed to apply the money or the proceeds of the U.S. Government Obligations to the payment of the principal and interest with respect to the Notes;

(2)	we deliver to the trustee a certificate stating that we have complied with all the conditions of satisfaction and discharge of the indenture; and

(3)	no event of default or event that could become an event of default with respect to the Notes has occurred and is continuing on the date of our deposit.

If these conditions are met, the indenture will cease to be of further effect (except as provided in this paragraph), and the trustee, on our demand, will execute proper instruments acknowledging confirmation of and discharge under the indenture. However, we may only make the deposit if our obligations to any senior debt holders does not prohibit such payment. Certain obligations under the indenture will survive until the Notes are no longer outstanding and additional obligations will survive the termination of the indenture. After the irrevocable deposits are made and the other conditions of the indenture are satisfied, the trustee will acknowledge in writing the discharge of our obligations under the indenture.

PLAN OF DISTRIBUTION

We are offering up to $40,000,000 in principal amount of Notes on a continuous basis. There is no minimum amount of Notes that must be sold under this offering. You must purchase a minimum of $5,000 in principal amount or $2,500 in principal amount for your IRA account. We, without approval of the Note holders, may increase or decrease this minimum purchase requirement at anytime. There is no minimum amount of Notes that must be sold before we use the proceeds. Proceeds will not be returned to investors if we sell less than all of the $40,000,000 in Notes being offered by this Prospectus. The proceeds from sales of the Notes will be paid directly to us and will not be placed in an escrow account. The Notes will be issued in book entry form and, accordingly, you will not be issued a physical certificate for a Note.

The Notes are being offered and sold by KH Funding without the services of an underwriter, broker-dealer or finder. Accordingly, no sales commissions or fees will be paid in connection with this offering. No associated person of KH Funding will receive any compensation or other remuneration in connection with this offering. KH Funding proposes to offer the Notes to the public in California, Delaware, Florida, Maine, Maryland, Massachusetts, New York, Ohio, Pennsylvania, Rhode Island, South Carolina, Virginia and Wisconsin, upon registration in each respective state.

We may reject any order, in whole or in part, for any reason. Your order is irrevocable upon receipt by us. In the event your order is not accepted, we will promptly refund your funds, without deduction of any costs and without interest. We expect that orders, if rejected, will be refunded within two business days after receipt. Once your order has been accepted, the applicable funds will be promptly deposited in our account. We will send a receipt to you as soon as practicable after acceptance of your order. You will not know at the time of placing an order whether we will be successful in completing the sale of any or all of the debt securities being offered. We reserve the right to withdraw or cancel the offering at any time. In the event of such withdrawal or cancellation, orders previously received will be irrevocable and no funds will be refunded.

EXPERTS

The financial statements of KH Funding Company appearing in this Prospectus have been audited by the independent public accounting firm of Grant Thornton LLP. Their reports are included in the financial statements appearing in this Prospectus and are included by us in reliance upon those reports given upon the authority of that firm as experts in accounting and auditing.

LEGAL MATTERS

Certain matters with respect to the Notes offered by this Prospectus were passed upon for us by our legal counsel, Whiteford, Taylor & Preston L.L.P., Baltimore, Maryland. Counsel’s opinion is included as exhibit 5.01 to the registration statement of which this Prospectus is a part.

ADDITIONAL INFORMATION

We filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act of 1933 for the Notes in this offering, of which this Prospectus is a part. This Prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to us and the Notes, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement.

Statements contained in this Prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330.

The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the web site is www.sec.gov.

* * *

FINANCIAL STATEMENTS

KH Funding Company

Report of Independent Certified Public Accountants

Board of Directors

KH Funding Company

We have audited the accompanying balance sheets of KH Funding Company (the Company) as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KH Funding Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As is explained in Note A to the financial statements, the accompanying financial statements for 2001 have been restated.

Vienna, Virginia

February 14, 2003

KH FUNDING COMPANY

BALANCE SHEETS

	December 31,		March 31, 2003
	2002	2001
		(as restated)	(unaudited)
Assets
Notes Receivable	$15,830,293	$13,036,199	$16,429,096
Accrued Interest Receivable	279,611	161,779	336,574
Cash	1,574,426	357,957	1,149,922
Prepaid Expenses	166,675	83,483	189,856
Other Receivables	105,038	62,375	460,231
Investments:
Marketable securities	797,505	—	1,215,182
Other	58,000	33,000	130,895
Property and Equipment—Net	56,684	73,923	51,309
Real Estate Owned:
Rental Property	1,011,424	489,590	1,009,528
Held for Resale	—	709,091
Other Assets	10,552	8,552	13,809

Total Assets	$19,890,208	$15,015,949	$20,986,402

Liabilities and Stockholders’ Equity

Liabilities
Participation Loans	$1,077,730	$1,024,115	$1,072,333
Notes and Accrued Interest Payable	17,482,519	12,789,068	18,604,062
Borrowings	333,877	374,290	334,071
Accounts Payable and Accrued Payroll Liabilities	8,764	10,776	7,215
Escrows	16,261	37,588	33,163

Total Liabilities	18,919,151	14,235,837	20,050,844

Stockholders’ Equity
Common Stock (5,000,000 shares authorized; 1,992,506 shares, 1,811,625 shares and 1,992,866 shares respectively, issued and outstanding; $0.01 par value)	19,925	18,117	19,929
Paid-in-Capital	1,432,546	1,268,587	1,358,911
Accumulated Deficit	(292,066)	(321,142)	(259,952)
Less Subscription and Note Receivable	(185,450)	(185,450)	(185,450)
Cummulative other comprehensive income	(3,898)	—	2,120

Total Stockholders’ Equity	971,057	780,112	935,558

Total Liabilities and Stockholders’ Equity	$19,890,208	$15,015,949	$20,986,402

The accompanying notes are an integral part of these statements.

KH FUNDING COMPANY

STATEMENTS OF OPERATIONS

	For the Year Ended December 31,		For the Three months ended March 31,
	2002	2001	2003	2002
			(unaudited)
Interest Income
Interest and Fees on Loans	$1,757,153	$1,463,789	$471,179	$405,992
Interest on Bank Accounts	18,557	24,404	1,740	1,449
Other Interest	13,898	16,795	3,245	3,245

Total Interest Income	1,789,608	1,504,988	476,164	410,686

Interest Expense
Interest and Fees on Borrowing	1,071,069	974,290	298,175	244,930
Interest on Participation	102,916	33,231	20,783	22,844

Total Interest Expense	1,173,985	1,007,521	318,958	267,774

Net Interest Income	615,623	497,467	157,206	142,912

Provision for Loan Losses	144,165	158,000	27,000	18,000

Net Interest Income after Provision for Loan Loss	471,458	339,467	130,206	124,912

Non-interest Income
Rental Income	49,795	37,020	17,588	12,650
Gain on Sale of Investment	15,275	14,786
Investment Income			11,226
Other	8,979	12,795	2,912	2,822

Total Non-Interest Income	74,049	64,601	31,726	15,472

Non-interest Expense
Payroll	235,585	203,819	59,736	58,930
Insurance	56,116	47,744	12,081	10,345
Depreciation	46,441	32,050	12,715	9,895
Rent	39,022	37,252	10,158	9,657
Legal and Accounting	34,492	34,251	11,995	7,468
Bank Charges	17,202	17,684	5,331	4,820
Other	87,573	67,564	17,802	19,349

Total Non-Interest Expense	516,431	440,364	129,818	120,464

Net Income (Loss)	$29,076	$(36,296)	$32,114	$19,920

The accompanying notes are an integral part of these statements.

KH FUNDING COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock		Paid-in Capital	Accumulated Deficit	Subscriptions and Note Receivable	Change in Market Value	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2000	1,806,625	$18,067	$1,534,404	$(284,846)	$(185,450)	$—	$1,082,175
Additional Stock Issued	5,000	50	10,320	—	—	—	10,370
Dividend Declared	—	—	(276,137)	—	—	—	(276,137)
Net Income for the Year Ended December 31, 2001, as restated	—	—	—	(36,296)	—	—	(36,296)

Balance at December 31, 2001, as restated	1,811,625	18,117	1,268,587	(321,142)	(185,450)	—	780,112
Additional Stock Issued	180,881	1,808	450,053	—	—	—	451,861
Dividend Declared	—	—	(286,094)	—	—	—	(286,094)

Comprehensive Income:
Net Income for the Year Ended December 31, 2002				29,076	—	—	29,076
Change in market Value				—	—	(3,898)	(3,898)

Total Comprehensive Income, 2002							25,178

Balance at December 31, 2002	1,992,506	19,925	1,432,546	(292,066)	(185,450)	(3,898)	971,057
Additional Stock Issued	360	4	896			—	900
Dividend Declared			(74,532)			—	(74,532)
Comprehensive Income:
Net Income for the Three Months Ended March 31, 2003				32,114	—	—	32,114
Change in Market Value				—	—	6,018	6,018

Total Comprehensive Income, Three Months Ended March 31, 2003							38,129

Balance at March 31, 2003 (unaudited)	1,992,866	$19,929	$1,358,910	$(259,950)	$(185,450)	$2,120	$935,557

The accompanying notes are an integral part of these statements.

KH FUNDING COMPANY

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,		For the Three Months Ended March 31,
	2002	2001	2003	2002
		(as restated)	(unaudited)
Increase (Decrease) in Cash

Cash Flows from Operating Activities
Interest Received from Borrower	$1,639,321	$1,547,884	$419,201	$373,950
Other Receipts	814,192	132,389	43,641	128,458
Interest Paid on Notes	(725,499)	(607,190)	(157,435)	(180,683)
Paid-for Goods and Services	(555,194)	(549,343)	(168,275)	(206,216)

Net Cash Provided by Operating Activities	1,172,820	523,740	137,132	115,509

Cash Flows from Investing Activities
Principal Repayments from Borrowers	3,730,793	5,062,451	948,554	758177
Loans Made to Borrowers	(6,712,009)	(8,549,021)	(1,559,830)	(939,409)
Purchase of Property and Equipment	(6,747)	(37,290)		(907)
Payments for Other Receivables	(42,663)	(9,469)	(355,193)	(320,703)
Payments on Other Real Estate Owned	(43,869)	—	(5,444)	(37357)
Other Assets	(2,000)	—	(3,257)
Sale of Investment	—	10,000
Purchase of marketable securities and other investments	(825,000)	—	(484,554)	(25,000)

Net Cash Used in Investing Activities	(3,901,495)	(3,513,561)	(1,459,724)	(565,199)

Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	451,861	10,370	901	1,861
Proceeds from Investors’ Notes	22,926,619	14,418,456	6,080,005	5,058,148
Increase (decrease) in Escrow	(60,337)	19,318	16,902	12,887
Principal Payments on Investor Notes	(18,681,654)	(11,280,177)	(5,119,985)	(3,880,167)
Payments on Participation Loans	(403,848)	—	(5,397)	(5,246)
Borrowings	(1,403)	39,010	194	(44,807)
Payment of Dividends	(286,094)	(276,137)	(74,532)	(68,125)

Net Cash Provided by Financing Activities	3,945,144	2,930,840	898,088	1,074,551

Net Increase/(Decrease) in Cash	1,216,469	(58,981)	(424,504)	624,861
Cash Balance, beginning of period	357,957	416,938	1,574,426	357,957

Cash Balance, end of period	$1,574,426	$357,957	$1,149,922	$982,818

Reconciliation of Net Income (Loss) to Net Cash from Operating Activities
Net Income (Loss)	$29,076	$(36,296)	$32,114	$19,920
Adjustments to Reconcile Net Income (Loss) to Net Cash provided by Operating Activities
Depreciation	46,441	32,050	12,715	9,895
Accretion of Interest on Note	—	3,280
Account Interest on Investments	(1,403)	—
Real Estate Owned Held for Resale	709,091	—
Gain on Disposition of Fixed Assets	—	(70)
(Increase) Decrease in Prepaid Expenses	(83,192)	(43,616)	(23,181)	(16,555)
Loan Loss Reserve Expense	144,165	158,005	27,000	12,000
Decrease in Interest Receivable (included in Notes Receivable)	(117,832)	(20,874)	(71,490)	(46,281)
Increase in Interest Payable (included in Notes Payable)	448,486	430,282	161,523	138,275
(Decrease) Increase in Accounts Payable and Accrued Payroll Liabilities	(2,012)	979	(1,549)	(1,745)

Net Cash Provided by Operating Activities	$1,172,820	$523,740	$137,132	$115,509

The accompanying notes are an integral part of these statements

KH FUNDING COMPANY

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE A—SUMMARY OF SIGNIFICANT POLICIES

KH Funding Company (the Company) operated as a general partnership from its founding in December 1990 until July 1, 1994, at which date it incorporated. The Company is an authorized mortgage lender in the State of Maryland, and provides lending services in the Washington, DC metropolitan area, primarily to small businesses and individuals and also purchases mortgage loans nationwide. The lending services the Company provides include originating, buying and selling loans and in-house servicing its loans. The Company is currently not servicing loans it sells except for certain participation loans. (See Note L)

Interest Income and Loan Losses

Interest income from notes receivable is recognized using the interest method whereby interest income is recognized based upon the effective rate based upon outstanding principal. Loan fees are amortized in income over the established life of related loan reserve. Allowance for loan losses is increased for charges to income (for loan losses) and decreased for charge-offs (net of recoveries). Management’s periodic evaluation of the adequacy of the allowance is based on the Company’s past loan loss experience, known or inherent risks in the portfolio, adverse situations which may affect the borrower’s ability to repay, the estimated value of underlying collateral and current economic conditions. It is reasonably possible that the Company’s allowance for loan losses could change in the near term.

Loans that are delinquent for more than three months are evaluated for collectibility and placed in non-accrual status when management determines that future earnings on that loan may be impaired. While in non-accrual status, collections on loans, if any, are recorded as collection of loan principal and no interest is recorded.

Income Taxes

The Company has elected under Subchapter S of the Internal Revenue Code to be treated as an S Corporation for tax purposes, and accordingly, items of income and loss are taxed to the shareholders. Therefore, no provision for income taxes is necessary.

Depreciation and Amortization

Property and equipment are stated at cost and depreciated over the estimated useful lives of three to 30 years, primarily using the accelerated method for income tax purposes and the straight-line method for financial statement purposes.

Investments

Most of the Company’s investments are considered available for sale instruments that are recorded in compliance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. However, certain of the Company’s investments represent equity investments for which there is no readily determinable market value and are thus recorded at cost.

Restatement

The accompanying financial statements for 2001 have been restated to properly account for the requirements of Financial Accounting Standards Board Statement No. 91, Accounting for Non-refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases. The effect on the prior year was a reduction in net income by $112,121 resulting in a net loss of $36,296 for 2001. It also reduces notes receivable by the same amount.

Employee Stock Options

SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, requires that stock-based compensation be accounted for on the fair-value method as described in SFAS No. 123, or on the

KH FUNDING COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

intrinsic value-based method of Accounting Principles Board (APB) Opinion No. 25, whereby if options are priced at or above the fair value on the date of grant, no compensation expense is recognized by the Company as a result of the options. If the intrinsic value-based method is used, proforma net income must be disclosed as if the fair value-based method had been applied. The Company continues to account for its employee stock options in accordance with APB Opinion No. 25.

Fair value of options are computed using the Minimum Value Method. A risk-free rate of 3.08 percent was used, and a 5-year expected life of the options. Zero volatility was used as the Company’s shares are not publicly listed or traded. A dividend of $0.10 per share per year paid quarterly is assumed.

The following table summarizes information and presents the tabular information required under FAS 148. The Company is an S Corporation and there is no tax effect on the numbers presented in this table.

	For the year ended December 31,
	2002	2001
Net income (loss) as reported	$29,076	$(36,296)
Stock-based compensation included in the determination of net income as reported	—	—
Stock-based compensation that would be included in the determination of net income if the fair value based method had been applied to all awards	30,780	—

Proforma net income (loss) as if the fair value based method had been applied to all awards	$(1,704)	$(36,296)

There was no compensation expense to measure under SFAS 123 for the three months ended March 31, 2003 as there were no unvested options outstanding during those periods.

Real Estate Owned

Real estate owned represents property acquired by foreclosure deed in lieu of foreclosure or purchase and is initially recorded at the lower of cost or fair market value at the date of acquisition. Costs relating to the improvements of the property are capitalized. Holding costs are charged to expense as incurred. Subsequent to the foreclosure the property is advertised for rent or sale. Management makes the determination of whether to hold, rent or to sell the property on a case-by-case basis. Buildings for rental property are depreciated over 30.5 years.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with maturity of three months or less to be cash equivalents.

Use of Estimates in Preparing Financial Statements

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Interim Financial Information

The accompanying unaudited financial information for the three months ended March 31, 2003 and 2002, have been prepared in accordance with accounting principles generally accepted in the United States of America

KH FUNDING COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

for interim financial information and with Regulation S-B. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. All references to amounts at March 31, 2003, and the three month periods ended March 31, 2003 and 2002, are unaudited.

NOTE B—NOTES RECEIVABLE AND INTEREST EARNED

Notes receivable consist of 226 collateralized notes and 46 uncollateralized notes for 2002 and 245 collateralized notes and 59 uncollateralized notes for 2001. The notes receivable originate from various individuals and businesses ranging in balance from $298 to $687,000 for 2002 and $100 to $719,000 for 2001, bearing interest rates ranging from 3 percent to 24 percent in 2002 and from 7 percent to 24 percent in 2001, with a weighted-average yield of 11.00 percent and 11.94 percent, respectively. Uncollateralized loans constitute approximately 1.2 percent and 2 percent of the gross loan value at December 31, 2002 and 2001, respectively. The fair value of all notes receivable is estimated to be $15,933,514 at December 31, 2002, and $13,076,022 at December 31, 2001. This estimate is based on discounted cash flow using the most recent interest rate for similar loans, and assuming a mid-year payoff of such loans in the year due.

Notes Receivable by Collateral Type

The Company notes receivable portfolio consists of the following by type of loans for December 31:

Primary Collateral Type	2002	2001
	Amount	Amount
Residential Real Estate First Trust	$7,695,949	$6,920,722
Collateralized by Business Assets	3,438,211	2,666,620
Collateralized by Investment Property	2,514,801	2,130,512
Residential Real Estate Second Trust	1,649,787	386,056
Other Assets (Auto, Stock)	631,167	733,431
Other Loans	196,994	569,599

Total loans—gross	$16,126,909	$13,406,940

Maturities as of December 31, 2002 and 2001, are as follows:

	Year ending December 31,
	2002	2001
2003	$3,863,892
2004	1,928,324
2005	2,278,771
2006	739,281
2007	627,586
2008 and thereafter	6,689,055

Total loans–gross	16,126,909	$13,406,940

Plus late charges accrued	12,682	3,758
Less unposted payments	(190)	(13,781)
Less unamortized loan fee	(133,209)	(189,861)
Less allowance for loan loss	(175,899)	(170,803)

	$15,830,293	$13,036,253

KH FUNDING COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

Analysis of the allowance for loan loss is as follows:

	Year ending December 31,		March 31, 2003
	2002	2001
Beginning balance	$170,803	$117,767	$175,899
Additions charged to expenses	144,165	158,000	27,000
Write-off of loans	(139,069)	(131,364)	(1,457)
Recovery of loans previously charged off	—	26,400	—

	$175,899	$170,803	$201,442

Loans in non-accrual status totaled $193,395 and $330,918 at December 31, 2002 and 2001, respectively, and $193,395 at March 31, 2003.

NOTE C—NOTES PAYABLE AND INTEREST EXPENSE

Notes payable consist of 252 and 233 notes payable, respectively, for the years ended December 31, 2002 and 2001, to individual investors ranging in balance from approximately $20 to $1,315,000 in 2002 and $20 to $1,900,000 in 2001 and bearing interest rates ranging from 3.98 percent to 9.85 percent in 2002 and 4.4 percent to 9.85 percent in 2001, with a weighted average of 6.4 percent and 7.86 percent, respectively. Notes payable are collateralized by the notes receivable. Maturities as of December 31, 2002, are as follows:

Year ending December 31,
2003	$10,489,529
2004	99,913
2005	2,612,297
2006	1,371,287
2007	2,909,493
Thereafter	—

$17,482,519

The maturity date is considered to be the date on which the note first becomes a demand note. The fair value of such notes is estimated to be substantially the same as the carrying value. This estimate is based on discounted cash flow using the most recent interest rate for similar loans and assuming a midyear payoff of such loans in the year due. Included in the due-in-2003 category is $5,974,064 on one-day demand accounts, which the creditor can withdraw by check and $4,523,839 that requires a 30-day notice before withdrawal can be made.

For the year ended December 31, 2002 and 2001, interest charged totaled $994,718 and $900,893, respectively, and interest paid totaled $448,486 and $503,842, respectively.

NOTE D—INVESTMENTS

Marketable securities consists of the following at December 31:

	2002		Unrealized Losses
	Cost	Market
Corporate bonds	$633,708	$629,810	$(3,898)
Money Market Fund	157,390	157,390	—
Accrued interest–Corporate
Bonds	10,305	10,305	—

	$801,403	$797,505	$(3,898)

KH FUNDING COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

Other investments consists of the following at December 31:

	2002	2001
Stocks without readily determinable fair market value	$58,000	$33,000

Investment income was as follows for the year ended December 31:

	2002	2001
Interest income	$15,275	$14,786
Realized losses	—	—

	$15,275	$14,786

Unrealized losses	$(3,898)	$—

Unrealized gains and losses are recorded in comprehensive income through stockholders equity.

NOTE E—WARRANTS, OPTIONS AND OTHER STOCK ISSUED

Stock Option Plans

The Company has granted stock options to employees, shareholders and board members. The Company has the following stock options:

Original Shareholder Options—The five original shareholders were granted options on July 1, 1994, to purchase additional shares of Common Stock up to 50 percent of their original purchase at $1.00 per share. Granted options allowed the purchase of an additional 235,500 shares of Common Stock.

Other Stock Options—During fiscal year 1999 the Company issued options to purchase 201,250 shares of Common Stock at $2.00 per share. The options expire in five years. During fiscal year 2000 the Company issued options to purchase 50,000 shares of Common Stock at $2.00 per share in connection with the issuance of a note payable. The options expire in five years. During fiscal year 2002 the Company issued options to purchase 100,000 shares of Common Stock at $2.00 per share.

The following depicts option activity for the years ended December 31, 2002 and 2001:

	Number of Shares	Weighted-Average Exercise Price	Range
Options outstanding at end of year—2000	298,939	$1.92	$1.00 – 2.00
No options granted/exercised/ forfeited/expired—2001	—	—	—

Options outstanding at end of year 2001	298,939	1.92	1.00 – 2.00
Options granted—2002	100,000	2.00	2.00
No options exercised/ forfeited/expired—2002	—	—	—

Options outstanding at end of year—2002	398,939	$1.95	$1.00 – 2.00

There were no options issued or exercised during the three months ended March 31, 2003.

KH FUNDING COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

NOTE F—PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31:

	2002	2001
Furniture and equipment	$53,025	$53,025
Automobiles	27,074	38,679
Computer software	54,137	47,390

	134,236	139,094
Less: Accumulated depreciation	77,552	65,171

	$56,684	$73,923

Depreciation expense for the years ended December 31, 2002 and 2001, totaled $23,986 and $21,814, respectively.

NOTE G—REAL ESTATE OWNED

Real estate owned currently consists of rental and held for sale real estate.

	2002	2001
Rental property:
Buildings	$877,359	$390,570
Less: Accumulated depreciation	40,185	17,730

	837,174	372,840
Land–rental property	174,250	116,750

	$1,011,424	$489,590

Held for resale:
Buildings	$—	$495,091
Land–held for resale	—	214,000

	$—	$709,091

Depreciation expense for the years ended December 31, 2002 and 2001, for the buildings-rental property totaled $22,455 and $10,166, respectively.

NOTE H—RELATED PARTY TRANSACTIONS

The Company engaged in the following related party transactions:

•	Included in notes receivable at December 31, 2002 and 2001, are six notes totaling $822,727 and $379,057, respectively, and 6 notes totaling $821,097 as of March 31, 2003, from officers, stockholders and a company controlled by an officer.

•	Included in the notes payable balance at December 31, 2002 and 2001, are 51 and 52 notes totaling $6,163,393 and $4,363,607, respectively, and 50 notes totaling $6,969,300 as of March 31, 2003, which are held by shareholders.

KH FUNDING COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

NOTE I—COMMITMENTS AND CONTINGENCIES

Lease Commitment

The Company leases office space under a non-cancelable-operating lease expiring October 31, 2003. The following is a schedule by years of approximate future minimum payments under the lease, which have non-cancelable terms in excess of one year as of December 31, 2002:

Year ending December 31,
2003	$27,363

Rent expense under operating leases totaled $39,022 and $37,252 for the years ended December 31, 2002 and 2001, respectively.

NOTE J—OTHER LOANS PAYABLE

In 2000, the Company borrowed funds in the amount of $330,000 from an individual with a three-year term with an interest rate of 10.50 percent. The Company secured this loan by pledging two of its notes receivable as collateral. The balance outstanding, which includes interest, is $333,877 for 2002 and 2001. In 2001, the Company borrowed funds from two individuals with balances owed as of December 31, 2002 and 2001, of $-0- and $1,209, respectively. In addition, the Company borrowed money from a corporation with a balance owed of $39,010 at December 31, 2001.

NOTE K—NON-CASH SUPPLEMENTAL DISCLOSURE

The Company foreclosed on notes receivable and took ownership of nine properties totaling $500,420 during fiscal year 2002 and four properties totaling $868,681 in fiscal year 2001.

NOTE L—LOAN PARTICIPATION

In 2001 the Company entered into an agreement with a bank in Northern Virginia to participate in seven loans. In 2002, the Company entered into three new participation agreements with this same bank. The total amount of participations at December 31, 2002 and 2001, was $1,077,730 and $1,024,115, respectively. The bank’s participation ranges from 50 percent to 90 percent of the loan balance. Each party funds their portion of the loan at settlement. The Company services the loans without compensation and remits the portion of the monies collected to the participants monthly. In the event of a payment default for 90 days, the participant bank has the right to request the lender (KH Funding) to repurchase the participant’s principal interest in the loan upon 30 days advance notice. As a part of these agreements, the Company has subordinated its position to the bank allowing them to be first out in most of the agreements and the Company will be the last to be paid. For financial statement purposes, the loan participations are treated as a borrowing and not a sale.

KH FUNDING COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

NOTE M—OTHER EXPENSES

Other expenses consists of the following at December 31:

	2002	2001
Real estate	$24,691	$8,839
Miscellaneous	12,262	9,345
Office supplies	10,415	4,826
Publications	7,781	5,248
Telephone	7,664	8,404
Appraisals	5,076	4,815
Postage	4,742	6,234
Printing	4,172	1,605
Web site	3,146	3,997
Advertising	2,037	5,554
Meals and entertainment	1,911	949
Software costs	1,889	1,169
Repairs	1,472	3,958
Equipment rental	315	1,765
Administrative	—	856

Total Other Expenses	$87,573	$67,564

NOTE N—TRUST ACTIVITIES

The Company became a trustee of various customers’ IRA accounts as of February 2002. The IRA accounts are self-directed. Total assets under the trust were $842,394 at December 31, 2002. A portion of the assets under the trust have been invested in notes payable of the Company. At December 31, 2002, $696,255 in assets of the trust are in the form of notes payable of the Company. As a trustee, the Company is subject to Section 1.408-2(e) of the Internal Revenue Code and is subject to reviews by IRS examiners. No such reviews have occurred in 2002.

You should only rely on the information contained in this Prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to distribute or sell securities in any jurisdiction where the distribution or sale is not permitted. You should assume that the information appearing in this Prospectus is accurate as of the date on the front cover of this Prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

KH Funding Company

$30,000,000

Series 3 Senior Secured

Investment Debt Securities

(Fixed Term Notes and Demand Notes)

$10,000,000

Series 4 Subordinated Unsecured

Investment Debt Securities

(Fixed Term Notes)

PROSPECTUS

KH FUNDING COMPANY

            , 2003

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our Articles of Incorporation give us the power to indemnify our officers, directors, employees and agents to the full extent permitted under Maryland General Corporation Law. Our Bylaws further provide for the indemnification of such persons to the full extent permitted under Maryland General Corporation Law and for the payment of expenses in advance of any final disposition of action. These provisions are permitted under Maryland General Corporation Law. In the event that the Maryland General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors and officers, the Articles of Incorporation and Bylaws will be amended accordingly. We have not purchased directors and officers liability insurance. However, we may purchase such insurance in the future to limit our potential exposure for indemnification of directors and officers.

Section 2-418 of the Maryland General Corporation Law provides, in substance, that corporations, under certain circumstances, have the power to indemnify their directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by reason of the fact of such position against expenses incurred in defending any such action, suit or proceeding.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We will pay all expenses in connection with the registration and sale of the notes specified in this Prospectus. The following table sets forth the estimated expenses to be incurred in connection with the offering of the notes:

Description	Amount(1)
SEC Registration Fees	$5,000.00
State Blue Sky Filing Fees	$15,000.00
Trustee Fees	$20,000.00
Printing Fees and Expenses	$15,000.00
Legal Fees	$50,000.00
Accounting Fees	$15,000.00
Advertising	$40,000.00

Total:	$160,000.00

(1)	All expenses are estimated except for SEC Registration fees.

RECENT SALES OF UNREGISTERED SECURITIES

The following information relates to sales and other issuances by us within the past three fiscal years of our securities, the sales or issuances of which were not registered pursuant to the Securities Act of 1933.

(a) Issuances of Capital Stock and Debt

We sold and issued 1,058,398 shares of our Common Stock to 24 persons all of whom were either directors, executive officers, accredited investors and/or existing shareholders prior to this period.

In addition, we sold fixed term and demand Series 2 Unsecured Subordinated Investment Debt Securities with maturities of later than one year from the date of issuance to 45 accredited and 14 unaccredited investors in a private placement under Regulation D of the Securities Act of 1933.

No underwriters were used in the foregoing transactions. All sales of securities described above were made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder for transactions by an issuer not involving a public offering.

(b) Grants of Stock Options

In addition, from time to time, we have granted stock options to purchase 398,939 shares of our Common Stock with a exercise price of $2.00 per share, to employees, directors and consultants pursuant to our stock option plans and programs. The following table sets forth information regarding the awards during the past three years:

Number of Shares Awarded
Richard A. Allen	50,000
Robert L. Harris	100,000

No underwriters were used in the foregoing transactions. These issuances were exempt from the registration requirements of the Securities Act of 1933 pursuant to either Rule 701, as a transaction pursuant to a compensatory benefit plan, or pursuant to Section 4(2) as a transaction by an issuer not involving a public offering.

EXHIBITS

The following is a list of exhibits filed with this Registration Statement:

Exhibit	Description

3.1	Articles of Incorporation of KH Funding Company

3.2	Articles of Amendment of KH Funding Company

3.3	Bylaws of KH Funding Company

4	Form of Indenture by and between KH Funding Company, as Issuer, and Wells Fargo Bank Minnesota, N.A., as Trustee

5	Opinion of Whiteford, Taylor & Preston LLP

10.1	1998 Stock Incentive Plan

23.1	Consent of Whiteford, Taylor & Preston LLP (included in Exhibit 5.1)

23.2	Consent of Grant Thornton LLP

24	Power of Attorney (included in signature page of this registration statement)

25	Statement of Eligibility of Trustee on Form T-1

99.1	Form of Prospectus Supplement

UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes to:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any Prospectus required by Section 10(a)(3) of the Securities Act;

(ii) Reflect in the Prospectus any facts or events arising which, individually or together, represent a fundamental change in the information in the registration statement; and

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b) The undersigned registrant will:

(1) For purposes of determining any liability under the Securities Act, treat the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

(2) For the purpose of determining any liability under the Securities Act, treat each post-effective amendment that contains a form of Prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Silver Spring, State of Maryland, on June 26, 2003.

KH FUNDING COMPANY

By:	/s/ Robert L. Harris
Robert L. Harris,
President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that the undersigned, whose signatures appear below, hereby constitute and appoint Robert L. Harris their true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as full and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons as of June         , 2003, in the capacities indicated:

Name	Title

/s/ Robert L. Harris Robert L. Harris	President, Chief Executive Officer and Director

/s/ Louise B. Sehman Louise B. Sehman	Chief Financial Officer, Secretary and Treasurer

/s/ Jin S. Kim Jin S. Kim	Director

/s/ Jack Breskow Jack Breskow	Director

/s/ Howard A. Wallach Howard A. Wallach	Director

/s/ Dr. Mervyn Feldman Dr. Mervyn Feldman	Director